File No 82-1263

Danske Bank A/S –Rule 12g-3-2(b) filings

Danske Bank

*Interim Report - First Nine Months 2008 is a translation of the original report in the Danish language (*Delårsrapport - 1.-3. kvartal 2008*). In case of discrepancies, the Danish version prevails.*



FOKUS BANK
SAMPO PANKKI
DANSKE BANK ST PETERSBURG
DANSKE BANK SWEDEN
SAMPO PANK
DANSKE BANK
DANICA PENSION
REALKREDIT DANMARK
NORDANIA LEASING
DANSKE MARKETS
DANSKE CAPITAL
DANSKE BANKA
NORTHERN BANK
DANSKE BANKAS
NATIONAL IRISH BANK
DANSKE BANK HAMBURG
DANSKE BANK LONDON
DANSKE BANK POLAND
DANSKE BANK INTERNATIONAL

Financial review – first nine months of 2008

- The results for the first nine months of 2008 were severely adversely affected by the extreme turbulence in the capital markets and the general economic slowdown, as is the outlook for the remainder of the year.
- The Danske Bank Group decided to participate in the Danish state guarantee scheme that covers deposits with and claims against Danish banks.
- Net profit was DKr6,921m, down 39% compared with the level for the first nine months of 2007.
- The turbulence in the financial markets affected the profit for the period, particularly of the Group's market-related units – Danske Markets, Danske Capital and Danica Pension. Together they recorded a decline in pre-tax profit of DKr5.1bn.
- The results generated by the Group's main source of income – Banking Activities – were robust, but slightly lower than expected. The results were satisfactory.
- Lending margins increased, particularly in Denmark.
- Expenses grew 1%, which was better than expected.
- The Group expects profit before loan impairment charges for the full year, excluding net trading income and net income from insurance business, to be 0-5% higher than the figure posted for 2007. At the presentation of the interim report for the first half of 2008, the estimate was 10-20%. The change is attributable primarily to the expenses related to the Group's participation in the state guarantee scheme and declining fee income.
- Loan impairment charges amounted to DKr2,889m, against DKr260m in the first nine months of 2007, and the level for the full year is now expected to be high.
- The core (tier 1) capital and solvency ratios stood at 10.0% and 13.9%, respectively, at the end of the third quarter of 2008, reflecting the Group's strong capital base.
- The Group was able to maintain its liquidity targets also in the third quarter of 2008.
- The Group has not applied the new asset reclassification option under IAS 39.

Overview - third quarter of 2008


EARNINGS PER SHARE
(DKr)
6
4
2
0
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008


COST/INCOME RATIO
(%)
80
60
40
20
0
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008


RETURN P.A. ON AVERAGE SHAREHOLDERS' EQUITY
(%)
16
12
8
4
0
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008


CORE (TIER 1) CAPITAL RATIO
(%)
12
8
4
0
Q3 2007
Q4 2007
January 2008
Q1 2008
Q2 2008
Q3 2008
Basel 1
CRD

Financial highlights – Danske Bank Group

INCOME STATEMENT (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Net interest income	19,640	18,071	109	6,739	6,665	6,236	6,320	6,267	24,391
Net fee income	6,166	6,836	90	1,895	2,058	2,213	2,330	2,265	9,166
Net trading income	3,886	5,856	66	368	2,160	1,358	1,522	1,855	7,378
Other income	2,645	2,138	124	677	931	1,037	872	586	3,010
Net income from insurance business	-1,330	938	-	-493	-272	-565	180	269	1,118
Total income	31,007	33,839	92	9,186	11,542	10,279	11,224	11,242	45,063
Operating expenses	18,762	18,496	101	5,829	6,610	6,323	6,574	5,966	25,070
Profit before loan impairment charges	12,245	15,343	80	3,357	4,932	3,956	4,650	5,276	19,993
Loan impairment charges	2,889	260	-	1,775	572	542	427	255	687
Profit before tax	9,356	15,083	62	1,582	4,360	3,414	4,223	5,021	19,306
Tax	2,435	3,777	64	468	1,120	847	659	1,344	4,436
Net profit for the period	6,921	11,306	61	1,114	3,240	2,567	3,564	3,677	14,870
Attributable to minority interests	16	60	27	14	1	1	-3	34	57
BALANCE SHEET (END OF PERIOD) (DKr m)									
Due from credit institutions and central banks	364,847	313,520	116	364,847	378,895	350,673	345,959	313,520	345,959
Loans and advances	1,787,844	1,655,295	108	1,787,844	1,745,803	1,720,372	1,700,999	1,655,295	1,700,999
Repo loans	252,957	289,230	87	252,957	247,660	274,406	287,223	289,230	287,223
Trading portfolio assets	747,052	587,228	127	747,052	756,536	710,982	652,137	587,228	652,137
Investment securities	44,488	33,309	134	44,488	46,085	42,685	37,651	33,309	37,651
Assets under insurance contracts	183,908	192,893	95	183,908	183,226	186,912	190,223	192,893	190,223
Other assets	134,755	123,287	109	134,755	133,570	157,375	135,338	123,287	135,338
Total assets	3,515,851	3,194,762	110	3,515,851	3,491,775	3,443,405	3,349,530	3,194,762	3,349,530
Due to credit institutions and central banks	744,068	529,209	141	744,068	648,939	597,007	677,355	529,209	677,355
Deposits	790,745	796,808	99	790,745	872,373	871,144	798,274	796,808	798,274
Repo deposits	118,615	114,711	103	118,615	106,994	133,990	125,721	114,711	125,721
Bonds issued by Realkredit Danmark	480,521	489,926	98	480,521	488,593	502,538	518,693	489,926	518,693
Other issued bonds	493,890	438,809	113	493,890	462,089	436,305	402,391	438,809	402,391
Trading portfolio liabilities	407,304	342,458	119	407,304	427,848	431,795	331,547	342,458	331,547
Liabilities under insurance contracts	206,976	215,448	96	206,976	209,123	211,669	213,419	215,448	213,419
Other liabilities	109,988	109,460	100	109,988	114,682	100,003	118,750	109,460	118,750
Subordinated debt	57,597	56,583	102	57,597	56,329	57,830	59,025	56,583	59,025
Shareholders' equity	106,147	101,350	105	106,147	104,805	101,124	104,355	101,350	104,355
Total liabilities and equity	3,515,851	3,194,762	110	3,515,851	3,491,775	3,443,405	3,349,530	3,194,762	3,349,530
RATIOS AND KEY FIGURES									
Earnings per share (DKr)	10.0	16.4		1.6	4.7	3.7	5.2	5.3	21.7
Diluted earnings per share (DKr)	10.0	16.4		1.6	4.7	3.7	5.2	5.3	21.6
Return on average shareholders' equity (% p.a.)	8.9	15.5		4.2	12.6	9.8	13.9	14.7	15.1
Cost/income ratio (%)	60.5	54.7		63.5	57.3	61.5	58.6	53.1	55.6
Solvency ratio (%)	13.9	9.3		13.9	14.1	13.6	9.3	9.3	9.3
Core (tier 1) capital ratio (%)	10.0	6.6		10.0	10.0	9.5	6.4	6.6	6.4
Share price (end of period) (DKr)	124.8	212.3		124.8	137.0	174.3	199.8	212.3	199.8
Book value per share (DKr)	154.3	148.3		154.3	152.8	147.5	152.7	148.3	152.7
Full-time-equivalent staff (end of period)	23,808	23,670		23,808	23,849	23,719	23,632	23,670	23,632

Figures include the Sampo Bank group as of February 2007. As of 2008, the solvency and core capital ratios are calculated in accordance with the CRD.

Financial results for the period

The past five quarters were characterised by increasing turbulence in the capital markets, falling equity prices, a considerable widening of credit spreads and lower economic growth. In the third quarter of 2008, the financial crisis deepened and led to a profound lack of confidence in the international financial system that resulted in a meltdown in both international and domestic lending markets. The intense unrest led to generally more difficult earnings conditions, including considerably higher funding costs.

CIBOR AND EURIBOR 3-MONTH SPREADS RELATIVE TO OIS
(Basis points)


250
200
150
100
50
0
Jun.
Aug.
Oct.
Dec.
Feb.
Apr.
Jun.
Aug.
Oct.
2007
2008
Cibor
Euribor

The crisis included bankruptcies and breakdowns in the financial sector internationally, and several financial institutions in both the US and Europe merged or were acquired, in some cases as a result of government intervention. At the beginning of the fourth quarter, a number of countries introduced programmes intended to restore confidence in the financial system. The various national initiatives include increased deposit guarantees, government guarantees for claims against banks, government capital injections and a much larger number of loan offers from central banks.

Guarantee provided by the Danish government

Together with the majority of Danish banks, Danske Bank is participating in the Danish state guarantee scheme adopted by the Danish parliament on October 10, 2008. The scheme runs from October 5, 2008, to September 30, 2010, and includes an unconditional government guarantee for the obligations of Danish banks, except for subordinated debt. The banks participating in the scheme must pay a guarantee commission. Danske Bank's share is expected to be around one third of the total amount, or an annual guarantee commission of DKr2.5bn over the next two years. The Bank has also undertaken to cover losses up to around DKr6bn (one third of the total commitment made by the banks). Half of the latter amount will be payable only if the Danish financial sector's need for capital exceeds DKr25bn.

The banks participating in the state guarantee scheme have agreed not to make dividend payments or buy back own shares during the two-year period.

The Group expects the rescue package adopted by the Danish parliament and similar initiatives in other countries to contribute to a gradual normalisation of the financial markets.

Earnings

The Group's banking activities showed relative earnings robustness. The rise in net interest income was owing to good, albeit declining, growth in lending and clearly improved lending margins, which more than compensated for the pressure on deposit margins and lower fee income. The profit before loan impairment charges of the Group's banking activities thus grew DKr0.3bn compared with the figure for the first nine months of 2007.

Net income at the Group's market-related business units – Danske Markets, Danske Capital and Danica Pension – showed a fall of DKr5.1bn, and at Group level, loan impairment charges rose DKr2.6bn. Overall, net profit for the period amounted to DKr6.9bn, down 39% from the level recorded in the first nine months of 2007.

Income

Total income was DKr31.0bn, 8% below the level in the same period of 2007. The decline was owing solely to the trend in capital market-related income as retail activities saw a positive trend.

PROFIT BEFORE LOAN IMPAIRMENT CHARGES (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Danish banking activities	8,218	8,025	102	2,984	2,722	2,512	2,749	2,821	10,774
Non-Danish banking activities	4,582	4,432	103	1,658	1,401	1,523	1,664	1,726	6,096
Total banking activities	12,800	12,457	103	4,642	4,123	4,035	4,413	4,547	16,870
Danske Markets	383	2,568	15	-692	904	171	357	759	2,925
Danske Capital	673	806	83	216	215	242	283	259	1,089
Danica Pension	-1,330	938	-	-493	-272	-565	180	269	1,118
Other Activities	815	179	-	-78	392	501	-42	25	137
Total integration expenses	1,096	1,605	68	238	430	428	541	583	2,146
Profit before loan impairment charges	12,245	15,343	80	3,357	4,932	3,956	4,650	5,276	19,993

Figures include the Sampo Bank group as of February 2007. The figures for all business units exclude integration expenses.

Income from banking activities outside Denmark rose 7%, and these units now account for 41% of total income from banking activities. Danske Markets' and Danske Capital's operations outside Denmark also generated significant income.

Net interest income saw a positive trend owing to good lending growth and, not least, a widening of lending margins. The turbulence in the capital markets caused funding costs to rise, and the Group's banking activities raised lending rates in both the first and the second quarter. Lending rates were raised further at the beginning of the fourth quarter.

At DKr6,166m, net fee income was down DKr670m from the level in the first nine months of 2007. The fall related primarily to income from investment activities, which suffered as a result of the slow-down in the capital markets. Sampo Bank's waiver of certain service fees also affected net fee income.

Net trading income fell 34% to DKr3,886m, which was unsatisfactory. Income from trading activities rose DKr1,377m, however, as the highly volatile capital markets led to strong customer activity, particularly corporate and institutional customers' hedging of interest and exchange rate risks. On the other hand, Proprietary trading and Group Treasury recorded losses, primarily as a result of the considerable widening of credit spreads, even of highly-rated bonds under supervision. Moreover, higher money market rates led to rising funding costs.

Other income climbed DKr507m to DKr2,645m mainly because of property sales.

The Group's insurance business suffered a pre-tax loss of DKr1,330m, against a profit of DKr938m in the first nine months of 2007. The decline was caused by falling equity prices, which led to a negative return on investments for the period. The Group therefore had to postpone the booking of its risk allowance. The Group can book the risk allowance of DKr822m at a later date – with no time restrictions – if the return on Danica's investments permits.

Operating expenses

At DKr18.8bn, operating expenses were up 1%, which was better than expected. General increases resulting from wage and price trends as well as the expansion of activities were offset by lower total integration expenses and realised synergies. The cost/income ratio was 60.5%. Excluding total integration expenses, the cost/income ratio was 57.0%.

Loan impairment charges

Loan impairment charges amounted to DKr2,889m, against DKr260m in the first nine months of 2007, and were at the upper end of the Group's estimates. This level of charges corresponds to 18 basis points of total loans, advances and guarantees on an annualised basis, exceeding the average for a business cycle of 14 basis points.

The level reflects the financial crisis and the slow-down in economic growth in the Group's markets. Loan impairment charges include a charge of DKr558m for Lehman Brothers' debt to the Group, and they were also adversely affected by the set-back in the commercial property market, particularly in Ireland. The Group still considered credit quality robust at the end of the third quarter of 2008.

Financial results for third quarter 2008

Pre-tax profit for the third quarter of 2008 was DKr1,582m, against DKr4,360m in the second quarter. The fall was owing mainly to the trend at the Group's capital market-related business units and higher loan impairment charges.

Excluding integration expenses, the profit before loan impairment charges of the Group's banking activities grew DKr519m, or 13%. The net interest income of Banking Activities Denmark rose as a result of improved lending margins, and operating expenses fell in Denmark and Finland. These improvements compensated for the continued pressure on fee income caused by declining activity.

Net trading income fell from DKr2,160m to DKr368m. The financial crisis deepened in the third quarter and lifted demand for government bonds. This caused credit spreads between government bonds on the one hand and mortgage bonds and similar highly-rated bonds on the other hand to widen. In turn, this resulted in capital losses on the Group's large holdings of short- and long-term mortgage bonds and other bonds.

In the Group's opinion, these credit spread widenings cannot be fully explained by the trend in underlying credit quality.

Net income from insurance business amounted to a negative DKr493m in the third quarter, against a negative DKr272m in the second quarter. The trend was due to the continued fall in equity prices.

Loan impairment charges rose from DKr572m to DKr1,775m owing to the impairment charge for Lehman Brothers' debt to the Group and a higher level of individual charges against corporate facilities primarily in Denmark and Ireland.

Balance sheet

LENDING (END OF PERIOD) (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Banking Activities Denmark	1,016,831	954,820	106	1,016,831	1,005,836	1,000,668	985,306	954,820	985,306
Other, Denmark	39,034	63,691	61	39,034	28,551	40,090	56,729	63,691	56,729
Total Denmark	1,055,865	1,018,511	104	1,055,865	1,034,387	1,040,758	1,042,035	1,018,511	1,042,035
Banking Activities Finland	171,180	159,738	107	171,180	166,679	167,778	164,179	159,738	164,179
Banking Activities Sweden	187,636	154,603	121	187,636	178,809	167,561	161,562	154,603	161,562
Banking Activities Norway	156,682	130,960	120	156,682	155,406	144,327	136,346	130,960	136,346
Banking Activities Northern Ireland	66,482	60,845	109	66,482	63,052	58,137	58,803	60,845	58,803
Banking Activities Ireland	78,717	66,732	118	78,717	75,365	71,836	69,433	66,732	69,433
Banking Activities Baltics	30,146	24,848	121	30,146	29,164	27,833	26,875	24,848	26,875
Other, international	41,136	39,058	105	41,136	42,941	42,142	41,766	39,058	41,766
Total international	731,979	636,784	115	731,979	711,416	679,614	658,964	636,784	658,964
Total lending	1,787,844	1,655,295	108	1,787,844	1,745,803	1,720,372	1,700,999	1,655,295	1,700,999

DEPOSITS AND BONDS ISSUED BY REALKREDIT DANMARK (END OF PERIOD) (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Banking Activities Denmark	300,204	300,031	100	300,204	306,911	316,702	299,190	300,031	299,190
Other, Denmark	180,422	186,217	97	180,422	252,837	245,568	183,241	186,217	183,241
Total Denmark	480,626	486,248	99	480,626	559,748	562,270	482,431	486,248	482,431
Banking Activities Finland	89,282	93,705	95	89,282	88,855	93,306	96,515	93,705	96,515
Banking Activities Sweden	59,368	53,018	112	59,368	60,431	57,130	57,368	53,018	57,368
Banking Activities Norway	52,752	57,737	91	52,752	57,442	56,417	57,624	57,737	57,624
Banking Activities Northern Ireland	57,288	59,845	96	57,288	55,845	52,088	56,303	59,845	56,303
Banking Activities Ireland	25,620	23,307	110	25,620	24,284	23,874	23,982	23,307	23,982
Banking Activities Baltics	12,967	10,512	123	12,967	11,502	11,503	11,557	10,512	11,557
Other, international	12,842	12,436	103	12,842	14,266	14,556	12,494	12,436	12,494
Total international	310,119	310,560	100	310,119	312,625	308,874	315,843	310,560	315,843
Total deposits	790,745	796,808	99	790,745	872,373	871,144	798,274	796,808	798,274
Bonds issued by Realkredit Danmark	480,521	489,926	98	480,521	488,593	502,538	518,693	489,926	518,693
Own holdings of Realkredit Danmark bonds	126,997	101,335	125	126,997	113,626	108,523	112,151	101,335	112,151
Deposits and bonds issued by Realkredit Danmark	1,398,263	1,388,069	101	1,398,263	1,474,592	1,482,205	1,429,118	1,388,069	1,429,118
Lending as % of deposits and bonds issued by Realkredit Danmark	127.9	119.3		127.9	118.4	116.1	119.0	119.3	119.0

Figures include the Sampo Bank group as of February 2007.

Credit exposure

Excluding repo loans, lending rose DKr133bn, or 8%, over the level at the end of September 2007. The Group's banking activities outside Denmark accounted for 72% of total lending growth.

Overall, lending to retail customers grew 3% over the level at the end of September 2007, while lending to corporate customers was up 12%.

In the first nine months of 2008, Group lending increased 5% in comparison with the level at the end of 2007.

The Group's total credit exposure at the end of September 2008 was DKr3,518bn, with DKr2,725bn deriving from lending activities both in and outside Denmark and DKr793bn from the Group's trading portfolio of bonds and other assets.

After several years of rising property prices, some property segments, particularly in Denmark, Ireland and the Baltic countries, have seen actual declines during the past year. House prices in Sweden and Norway are stagnating. The average loan-to-value ratio of the Group's portfolio of home loans is 49%. The delinquency rate remained very low, and the slowdown in the property market and the higher interest rates did not cause an increase in actual

losses, partly because the employment rate remains high.

3-MONTH DELINQUENCY RATE - REALKREDIT DANMARK



(%)
0.3
0.2
0.1
0.0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2007
2008
— 3-month delinquency rate

Economic trends have recently been unfavourable in some of the Group's markets.

Activity in the construction sector slowed, especially among property developers in Ireland, and the Group saw a weakening of credit quality and rising individual impairment charges. Moreover, the Group recognised collective impairment charges for facilities to property developers in the third quarter. The Group's exposure to property developers in Ireland amounted to DKr6.4bn, or 0.2% of the total credit exposure.

After a long period of strong economic activity and high lending growth, the Baltic economies are slowing down. In the third quarter of 2008, lending growth was 3%, down from 12% in the same period a year earlier. At the end of September 2008, the Group's total credit exposure to the Baltic countries amounted to DKr32bn, or 0.9% of the total credit exposure. Loan impairment charges stood at DKr82m, against DKr44m in the first nine months of 2007.

In the Group's opinion, the credit quality of its retail facilities remained good.

Financial counterparties

Most of the Group's exposure to customers in the financial sector is to large counterparties with good ratings, and a significant part of the exposure is secured.

Few of the loans to financial counterparties have been affected by the recent troubles in the capital markets.

The Group has repo transactions with subsidiaries of Lehman Brothers for a total amount of $1.1bn secured on commercial property, private homes and prime mortgages. The Group provided the repo transactions against a large amount of excess cover. Asset values in the US housing market are, however, extremely volatile, and the Group recognised an impairment charge of $100m on the basis of stress tests.

The Group's exposure to backup liquidity facilities declined further in the third quarter, and excluding Polonius, the Group's own investment company, the exposure amounted to DKr12bn at the end of September 2008. Polonius is fully consolidated in the Group's financial statements.

BACKUP LIQUIDITY FACILITIES (DKr bn)	Sept. 30, 2008	Dec. 31, 2007
Total exposure, excluding Polonius	12	31
Total amount drawn	9	8

The Group is closing down the activities of Polonius and expects to complete the closure by the end of the year. Polonius' assets will be transferred to the Bank's holdings. The closure will have no effect on the Bank's financial statements or liquidity. Polonius has a diversified portfolio of externally rated assets (88% rated AAA, 6% rated AA and 6% rated A) and does not hold any subprime bonds.

The Group's stress tests of its portfolio of backup liquidity facilities show that none of the programmes was impaired in the third quarter. The Group has not incurred any losses on its backup liquidity facilities in 2008. If the significant declines in the prices of the underlying collateral continue, it may be necessary to recognise impairment charges.

The Group is modestly engaged in foreign exchange and securities trading with Icelandic banks. In addition, the Group has provided direct financing of around DKr100m to a number of Icelandic banks and has facilities with subsidiaries of Icelandic banks in Denmark and Norway. The most recent developments in the Icelandic economy are not expected to affect these facilities. For some years, the Group has been cautious about providing financing to corporate customers associated with the Icelandic economy.

Deposits and bonds issued by Realkredit Danmark

Deposits at the Group's banking activities in Denmark fell DKr6bn, or 1%, and deposits at the banking activities outside Denmark matched the level at the end of September 2007.

Overall, retail deposits grew 3%, while corporate and institutional deposits fell 3% compared with the level at September 30, 2007.

The Group's deposits saw a fall of 1% compared with the figure at the end of 2007. In the third quarter of 2008, the Group's deposits declined about DKr81bn solely as a result of the decline in overnight deposits made by institutional investors.

The market value of mortgage bonds, including own bonds, issued to fund loans provided by Realkredit Danmark rose 3% compared with the level at September 30, 2007, and amounted to DKr608bn. In addition, the Bank issued covered bonds in the amount of DKr55bn in the first nine months of 2008.

Trading portfolio assets

Trading portfolio assets stood at DKr747bn at the end of September 2008, against DKr587bn at the end of September 2007 and DKr652bn at the end of 2007. The rise since the end of 2007 was owing primarily to an increase in the positive fair value of derivatives; this increase was offset by a corresponding increase in the negative fair value of derivatives recognised as trading portfolio liabilities. The composition and structure of derivatives are described in detail in Annual Report 2007.

The Group's bond holdings amounted to DKr446bn. The value of 95% of the bonds is calculated on the basis of quoted prices, while the value of the remainder is calculated by means of pricing models.

Most of the bond portfolio consists of Danish mortgage bonds; covered bonds under public supervision, mainly in Sweden, Spain and the UK; and bonds issued by sovereign states or guaranteed by central or local governments.

BOND HOLDINGS (%)	Sept. 30, 2008
Bonds guaranteed by central or local governments	14
Quasi-government institutions	2
Danish mortgage bonds	46
Swedish covered bonds	19
Other covered bonds	8
Short-dated bonds (CP etc.) primarily with banks	7
Credit bonds	4
Total holdings	100

Short-term bonds are issued primarily by banks in Finland, Spain, France, Scandinavia and the UK. Eighty-two per cent of the bonds have an investment grade rating from an external rating agency, and of those, 61% are rated AA- or higher. The remainder are unrated and consist of a number of small holdings issued by businesses in Scandinavia and Finland.

Four per cent of the holdings are credit bonds, which consist of corporate bonds, including bonds issued by banks, and covered bonds not under public supervision. There are no structured issues based on North American subprime loans. The majority of issuers are based in Scandinavia, Ireland, Germany and the US. Ninety-two per cent of the bonds have investment grade ratings, and of those, 71% are rated AA- or higher.

The Group uses Value at Risk (VaR) to manage interest rate, exchange rate and equity risks. VaR is a statistical measure of the maximum loss that the Group can incur under normal market conditions over a 10-day period at a confidence level of 95%.

At the end of September 2008, the Group's VaR, excluding insurance activities at Danica Pension, stood at DKr281m, against DKr565m at the end of 2007. In the first nine months of 2008, VaR averaged DKr329m.

Solvency

At September 30, 2008, the solvency ratio stood at 13.9%, of which 10.0 percentage points derived from the Group's core (tier 1) capital. Under the state guarantee scheme, the Group has agreed not to make dividend payments or buy back own shares. At the beginning of the year, the solvency ratio was 12.6%, and the core capital ratio was 8.7%.

Liquidity

The financial crisis led to poorly functioning international lending markets, mainly towards the end of the third quarter; and in certain periods, it was not possible to issue short- and long-term bonds. The Group met its internal targets for short-term liquidity management throughout the period because of stable deposits at its banking activities and its large bond holdings, which could be used as collateral for loan facilities with central banks.

The Group bases its liquidity management on ongoing monitoring, including stress testing, and management of its short- and long-term liquidity risks.

The Group continuously monitors the composition of its funding to ensure that the funding base is well diversified. The Group's retail deposits play an important role in this regard. Moreover, all loans provided by Realkredit Danmark are match-funded through the AAA-rated Danish mortgage finance system, which is usually well-functioning. Match-funding means that the Group has no refinancing or interest rate risk on these loans.

YIELD SPREADS RELATIVE TO SWAP RATE
(Basis points)


180
140
100
60
20
-20
May Jul. Sept. Nov. Jan. Mar. May Jul. Sept.
2007
2008
iTraxx Main
iBoxx, European covered bonds
Danish mortgage bonds

In addition, the Group has comprehensive and well-established funding programmes (which include covered bonds) in Europe and the US. The euro medium-term note programme is used for short- and medium-term funding, while covered

bond issues are used for long-term funding requirements. Covered bonds help to diversify the Group's funding across investors and maturities. Since December 2007, the Group has issued covered bonds in the amount of DKr62bn, and there is still a considerable unexploited potential for such issues.

One element of liquidity monitoring is the 12-month liquidity curve. In its "Bank Financial Strength Ratings: Global Methodology", Moody's has set various classification requirements for banks' liquidity management. One requirement is that the 12-month liquidity curve must generally be positive. Liquidity calculations must assume, among other factors, that the Group is cut off from the capital markets. On this basis, the Group's calculations show an improvement of its liquidity position since the end of 2007.

12-MONTH LIQUIDITY AT SEPTEMBER 30, 2008, AND DECEMBER 31, 2007

(DKr bn)


300
250
200
150
100
50
0
-50
1 w
3 w
2 mth
4 mth
6 mth
12 mth
At September 30, 2008
At December 31, 2007

For a detailed description of the Group's significant risks and external conditions that may affect the Group, see Annual Report 2007 and Risk Management 2007.

Outlook for 2008

The intense financial turbulence and weak real economic growth have led to more difficult earnings conditions for the financial sector. The Group's well-diversified business model, strong capital and liquidity base, and planned cost reductions in the coming years lay a solid foundation for earnings.

In the short term, however, the financial unrest and the weak economic growth make the Group's income estimates more uncertain than usual. Moreover, the Group has lowered its profit guidance because of the expenses related to its participation in the state guarantee scheme.

The Group expects income from banking activities to increase 3-5% above the figure for 2007. The rise was previously estimated at 4-7%. The reduction is owing primarily to declining fee income caused by the lower level of activity.

Operating expenses are expected to increase around 1-3%. The increase was previously estimated at 2-4%.

The Group expects profit before loan impairment charges for the full year, excluding net trading income and net income from insurance business, to be 0-5% higher than the figure posted for 2007. At the presentation of the interim report for the first half of 2008, the estimate was 10-20%. The change is attributable primarily to the expenses related to the Group's participation in the state guarantee scheme and declining fee income.

Danske Markets and Danica Pension operate in particularly volatile markets, and net trading income and net income from insurance business depend greatly on future trends in securities prices. Customer-driven activities at Danske Markets are still likely to see a positive trend, but the Group expects total net trading income to be somewhat lower than in 2007. Danica Pension is expected to record a loss. The Group therefore assumes that it will not be able to book the risk allowance to income in 2008 because it appears unlikely that equity prices will rise to a sufficient level in the remainder of 2008.

The severe economic slowdown in the third quarter is continuing into the fourth quarter. The financial crisis and the deceleration of economic activity will lead to a high level of loan impairment charges.

The need for future impairment charges will depend on the development of the financial crisis and the extent of the economic slowdown.

The Group estimates that its effective tax rate will be 26%.

Because of the extent of the intense financial turbulence, the Group cannot make a meaningful estimate of net profit for the year within a narrow range.

Business units

INCOME (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Banking Activities Denmark	15,362	14,519	106	5,335	5,254	4,773	4,940	4,884	19,459
Other banking activities in Denmark	939	1,361	69	216	245	478	566	402	1,927
Total Denmark	16,301	15,880	103	5,551	5,499	5,251	5,506	5,286	21,386
Banking Activities Finland	3,388	3,091	110	1,141	1,011	1,236	1,187	1,158	4,278
Banking Activities Sweden	2,142	1,947	110	724	730	688	710	627	2,657
Banking Activities Norway	2,244	1,943	115	775	795	674	671	678	2,614
Banking Activities Northern Ireland	1,540	1,828	84	498	524	518	589	643	2,417
Banking Activities Ireland	1,078	991	109	371	359	348	355	341	1,346
Banking Activities Baltics	672	512	131	189	263	220	238	209	750
Other non-Danish banking activities	276	294	94	91	94	91	94	106	388
Total international	11,340	10,606	107	3,789	3,776	3,775	3,844	3,762	14,450
Danske Markets	2,364	4,514	52	-76	1,528	912	1,041	1,341	5,555
Danske Capital	1,328	1,439	92	419	439	470	514	485	1,953
Danica Pension	-1,330	938	-	-493	-272	-565	180	269	1,118
Other Activities	1,004	462	217	-4	572	436	139	99	601
Total Group	31,007	33,839	92	9,186	11,542	10,279	11,224	11,242	45,063

Banking Activities Finland and Baltics, Danske Markets and Danske Capital include figures for the Sampo Bank group as of February 2007.

Banking Activities caters to all types of retail and corporate customers. The Group's finance centres serve large businesses and private banking customers. Mortgage finance operations in Denmark are carried out through Realkredit Danmark. Real-estate agency operations are carried out by "home", Skandia Mäklarna and Fokus Krogsveen, the Group's real-estate agent chains. On January 1, 2008, the Group merged its Mortgage Finance and Banking Activities Denmark business units. The presentation of the financial results of the Group's aggregate mortgage finance operations in Denmark thus corresponds to the presentation of such activities outside Denmark. The merger should be seen as a continuation of the strengthening of Realkredit Danmark's local presence in the retail market and its partnership with Danske Bank. Employees have transferred from Realkredit Danmark to Banking Activities Denmark to ensure that customers get the best mortgage finance services.

Danske Markets is responsible for the Group's activities in the financial markets. Trading activities include trading in fixed-income products, foreign exchange and equities; advisory services on mergers and acquisitions; and assistance with equity and debt issues in the international financial markets. Proprietary trading encompasses the Bank's short-term risk taking. Group Treasury is responsible for the Group's strategic fixed-income, foreign-exchange and equity portfolios. Institutional banking covers facilities with international financial institutions.

Danske Capital develops asset management products and services (wealth management) marketed through the Group's banking units and directly to businesses, institutional clients and external distributors. Danske Capital supports the advisory and asset management activities of the Group's banking units, and through Danske Bank International in Luxembourg, it provides international private banking services to clients outside the Group's home markets. Danske Capital is represented in Denmark, Sweden, Norway, Finland, Estonia, Lithuania and Luxembourg.

Danica Pension is a market leader in the Danish life insurance and pensions markets. It targets both personal and corporate customers. Danica Pension markets its products primarily through its own insurance brokers and advisers and through the Bank's branch network.

Other Activities encompasses expenses for the Group's support functions and real property activities. Other Activities also covers eliminations, including the elimination of returns on own shares.


BRANCHES
386
EMPLOYEES
6,418
PRE TAX PROFIT
DKr6,964m
MARKET SHARE OF LENDING
29.8%

Banking Activities Denmark

BANKING ACTIVITIES DENMARK (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Net interest income	11,240	10,466	107	3,933	3,786	3,521	3,577	3,567	14,043
Net fee income	2,959	3,212	92	905	1,083	971	1,022	1,026	4,234
Net trading income	640	671	95	282	124	234	284	236	955
Other income	523	170	-	215	261	47	57	55	227
Total income	15,362	14,519	106	5,335	5,254	4,773	4,940	4,884	19,459
Integration expenses	55	148	37	-	30	25	56	80	204
Other operating expenses	7,308	6,813	107	2,394	2,574	2,340	2,357	2,149	9,170
Operating expenses	7,363	6,961	106	2,394	2,604	2,365	2,413	2,229	9,374
Profit before loan impairment charges	7,999	7,558	106	2,941	2,650	2,408	2,527	2,655	10,085
Loan impairment charges	1,035	-194	-	448	252	335	8	-38	-186
Profit before tax	6,964	7,752	90	2,493	2,398	2,073	2,519	2,693	10,271
Loans and advances (end of period)	1,016,831	954,820	106	1,016,831	1,005,836	1,000,668	985,306	954,820	985,306
Deposits (end of period)	300,204	300,031	100	300,204	306,911	316,702	299,190	300,031	299,190
Bonds issued by Realkredit Danmark	607,518	591,261	103	607,518	602,219	611,061	630,844	591,261	630,844
Allocated capital (avg.)	38,312	34,140	112	38,753	38,626	37,552	35,514	34,653	34,486
Profit before loan impairment charges as % p.a. of allocated capital	27.8	29.5		30.4	27.4	25.6	28.5	30.6	29.2
Pre-tax profit as % p.a. of allocated capital (ROE)	24.2	30.3		25.7	24.8	22.1	28.4	31.1	29.8
Cost/income ratio (%)	47.9	47.9		44.9	49.6	49.5	48.8	45.6	48.2
Cost/income ratio, excluding integration expenses (%)	47.6	46.9		44.9	49.0	49.0	47.7	44.0	47.1

The presentations of Mortgage Finance and Banking Activities Denmark were merged on January 1, 2008. Comparative figures for 2007 have been restated.

- Profit before loan impairment charges up 6%
- Lending growth of 6%
- High profitability
- Lending margins continue to improve
- Credit quality still robust

Banking Activities Denmark's earnings for the first nine months were affected by the increasing financial turbulence and a slowdown in domestic economic growth. As a result, lending growth decreased, interest rates rose and competition for customers' deposits intensified.

Net interest income rose 7% over the level in the year-earlier period. The 2008 quarter-on-quarter trend reflects increases in lending rates in the first and second quarters. Wider lending margins thus more than compensated for the persistent competitive pressure on deposit margins.

As forecast, net fee income fell 8% below the figure for the same period a year ago owing primarily to a substantial decline in trading volume in the capital markets, lower lending activity and the introduction of no-fee product packages.

The rise in Other income reflects the establishment of Danske Leasing as part of Banking Activities Denmark. On April 1, 2008, the activities of Nordania Leasing within leasing of real property, construction and agricultural machinery, and capital and IT equipment to customers were transferred from Other Banking Activities. Comparative figures have not been restated.

Total income rose 6% over the figure a year ago, with Danske Leasing activities accounting for 3 percentage points.

As estimated, operating expenses grew 6%, with 5 percentage points deriving from Danske Leasing activities and 1 point from expenses for the ongoing development of the Group's IT systems for increased digitalisation. The cost/income ratio was maintained at 47.9%.

Loan impairment charges amounted to DKr1,035m, against a net positive entry of DKr194m for the same period in 2007. The change is attributable to individual impairment charges for a number of corporate facilities. The level of loan impairment charges for retail facilities is low. The delinquency rate for loans provided by Realkredit Danmark rose

only slightly. At the end of September, 1,004 out of a total of nearly 427,000 Realkredit Danmark loans were more than 90 days past due.

Total lending rose 6% over the level a year ago. Retail lending increased 1%. Home finance products continued to account for most of the growth in retail lending. Lending to corporate customers grew 13%. Year-to-date lending was up 3%.

Total deposits matched the level a year ago. Retail deposits rose 3%, while corporate deposits were down 3%. The market value of mortgage bonds issued to fund loans provided by Realkredit Danmark increased 3%.

Banking Activities Denmark's market share of lending, including mortgage loans, was 29.8% at September 30, against 29.9% at the end of 2007, while its share of deposits was 29.5%, against 29.7%.

Danske Bank raised interest rates in October 2008 and, at the same time, introduced a new type of deposit account, *Danske Toprente*, with a fixed rate of interest of as much as 5.75% and a term expiring in November 2010.

Economic growth (GDP) in Denmark is expected to be lower in 2008 than in 2007. The Bank expects the keen competition, primarily for deposits, to continue.


BRANCHES
124
EMPLOYEES
2,324
PRE-TAX PROFIT
DKr272m
MARKET SHARE OF LENDING
13.8%

Banking Activities Finland

BANKING ACTIVITIES FINLAND (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Net interest income	2,422	2,057	118	826	800	796	765	769	2,822
Net fee income	711	878	81	206	143	362	332	322	1,210
Net trading income	34	17	200	23	-	11	9	12	26
Other income	221	139	159	86	68	67	81	55	220
Total income	3,388	3,091	110	1,141	1,011	1,236	1,187	1,158	4,278
Amortisation of intangible assets	353	442	80	118	118	117	138	179	580
Integration expenses	475	208	228	64	239	172	161	112	369
Other operating expenses	2,172	1,746	124	612	800	760	688	602	2,434
Operating expenses	3,000	2,396	125	794	1,157	1,049	987	893	3,383
Profit before loan impairment charges	388	695	56	347	-146	187	200	265	895
Loan impairment charges	116	107	108	123	21	-28	163	104	270
Profit before tax	272	588	46	224	-167	215	37	161	625
Profit before tax in local currency (€)	36	79	46	30	-23	29	5	22	84
Loans and advances (end of period)	171,180	159,738	107	171,180	166,679	167,778	164,179	159,738	164,179
Deposits (end of period)	89,282	93,705	95	89,282	88,855	93,306	96,515	93,705	96,515
Allocated capital (avg.)	7,606	7,284	104	7,568	7,484	7,765	7,639	7,257	7,374
Profit before loan impairment charges as % p.a. of allocated capital	6.8	14.3		18.3	-7.8	9.6	10.5	14.6	13.2
Pre-tax prof. as % p.a. of allocated capital (ROE)	4.8	12.1		11.8	-8.9	11.1	1.9	8.9	9.2
Cost/income ratio (%)	88.5	77.5		69.6	114.4	84.9	83.2	77.1	79.1
Cost/income ratio, excluding total integration expenses (%)	64.1	56.5		53.6	79.1	61.5	58.0	52.0	56.9

Comparative figures include the Sampo Bank group as of February 2007.

- Profit before loan impairment charges of DKr388m
- Lending up 7%
- Focus on IT operations and customer service
- Growth expected to continue

The economic climate in Finland remained favourable in the first nine months of 2008, although the financial crisis accelerated during the third quarter.

Net interest income rose over the level a year ago. In addition to Sampo Bank's consolidation for an additional month, lending growth and higher interest rates contributed to the positive trend.

The DKr167m decline in net fee income was owing in particular to fee waivers totalling DKr75m in the second and third quarters to compensate for the inconvenience the migration to the Group's shared IT platform caused customers of Sampo Bank Finland. These fees have now been re-introduced.

Two factors accounted for most of the rise in operating expenses: the consolidation for an additional month and, more importantly, total integration expenses. Since the acquisition, the Group has realised total annualised synergies of DKr320m. The effect of these synergies can be seen in the level of expenses in the third quarter. As previously announced, the Group expects to realise annual synergies of about DKr600m, with full accounting effect from 2010.

The Group expects the integration expenses for Sampo Bank to equal the total integration budget of DKr1.6bn, including capitalised development costs of DKr0.6bn, by the end of 2008.

Total lending grew 7%. Retail lending rose 6%, and corporate lending was up 8%. Total deposits fell 5% compared with the level a year ago. Retail deposits rose 7%, while corporate deposits fell 14%. At September 30, 2008, Banking Activities Finland's market share of lending was 13.8%, against 14.7% a year earlier, while its share of deposits was 12.2%, against 13.3%.

Operating activities and customer service at Sampo Bank Finland generally reached a satisfactory level after the challenges of the first six months of the year. The Group thus succeeded in further improving Sampo Bank's system stability and functionality in the third quarter.

The normalisation of operations and customer service in the third quarter helped reduce customer outflow. Since the end of July, about 9,000 retail customers have left the bank.

The Group has launched a number of product and marketing activities to restore customer confidence and regain its market position, and sales activities are now back to normal. So far, this has led to the sale of 32,000 new personal banking packages, and sales of cross-border solutions to corporate customers have reached a satisfactory level, confirming that Sampo Bank remains competitive.

With economic conditions expected to be relatively favourable, Banking Activities Finland is likely to see moderate growth for the remainder of the year, albeit at a slower pace than in 2007 owing to the increased uncertainty in the financial markets.


BRANCHES
59
EMPLOYEES
955
PRE TAX PROFIT
DKr848m
MARKET SHARE OF LENDING
6.3%

Banking Activities Sweden

BANKING ACTIVITIES SWEDEN (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Net interest income	1,510	1,357	111	531	507	472	489	444	1,846
Net fee income	511	480	106	153	178	180	176	144	656
Net trading income	82	71	115	28	28	26	26	26	97
Other income	39	39	100	12	17	10	19	13	58
Total income	2,142	1,947	110	724	730	688	710	627	2,657
Operating expenses	1,165	1,107	105	380	401	384	388	340	1,495
Profit before loan impairment charges	977	840	116	344	329	304	322	287	1,162
Loan impairment charges	129	62	208	30	32	67	7	-29	69
Profit before tax	848	778	109	314	297	237	315	316	1,093
Profit before tax in local currency (SKr)	1,076	963	112	402	373	301	394	393	1,357
Loans and advances (end of period)	187,636	154,603	121	187,636	178,809	167,561	161,562	154,603	161,562
Deposits (end of period)	59,368	53,018	112	59,368	60,431	57,130	57,368	53,018	57,368
Allocated capital (avg.)	8,250	6,652	124	8,612	8,367	7,766	7,396	6,940	6,839
Profit before loan impairment charges as % p.a. of allocated capital	15.8	16.8		16.0	15.7	15.7	17.4	16.5	17.0
Pre-tax profit as % p.a. of allocated capital (ROE)	13.7	15.6		14.6	14.2	12.2	17.0	18.2	16.0
Cost/income ratio (%)	54.4	56.9		52.5	54.9	55.8	54.6	54.2	56.3

- Profit before loan impairment charges up 16%
- Total income up 10%
- Lending growth of 21%
- Improved cost/income ratio

Banking Activities Sweden continued to see a healthy trend in business volume and lifted its market shares.

Good growth in lending and deposits compensated for the pressure on interest margins caused by higher funding costs and lifted net interest income 11%.

Net fee income showed an upward trend, rising 6%, as increases in business volume and customer-driven payments and financing activities more than compensated for the decline in fees for capital market transactions.

Operating expenses rose 5%, which resulted in a further improvement of the cost/income ratio.

Lending continued to grow in the first nine months of the year, and in local currency, total lending grew 29%. Retail lending rose 18%, and corporate lending was up 35%. Growth in corporate lending came primarily from large and medium-sized businesses, whereas sales of home finance products boosted lending to retail customers.

Measured in local currency, deposits increased 19%. Corporate deposits rose 18%, and retail deposits 22%. The *Sparkonto XL* deposit account remained popular with customers. At the end of September 2008, this product accounted for 12% of total deposits.

At September 30, 2008, Banking Activities Sweden's market share of lending was 6.3%, against 5.7% a year earlier, while its share of deposits was 4.9%, against 4.5%.

Banking Activities Sweden expects growth to continue for the remainder of 2008, albeit at a lower rate than in 2007. Customer activity and demand for the bank's products and services are likely to decline in step with the turbulence in the financial markets and rising market rates.


BRANCHES
55
EMPLOYEES
1,050
PRE TAX PROFIT
DKr840m
MARKET SHARE OF LENDING
6.2%

Banking Activities Norway

BANKING ACTIVITIES NORWAY (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Net interest income	1,507	1,236	122	529	510	468	462	438	1,698
Net fee income	307	346	89	102	104	101	115	122	461
Net trading income	137	111	123	50	44	43	36	40	147
Other income	293	250	117	94	137	62	58	78	308
Total income	2,244	1,943	115	775	795	674	671	678	2,614
Operating expenses	1,352	1,228	110	452	478	422	390	413	1,618
Profit before loan impairment charges	892	715	125	323	317	252	281	265	996
Loan impairment charges	52	-2	-	6	18	28	55	8	53
Profit before tax	840	717	117	317	299	224	226	257	943
Profit before tax in local currency (NKr)	902	770	117	343	318	241	241	271	1,011
Loans and advances (end of period)	156,682	130,960	120	156,682	155,406	144,327	136,346	130,960	136,346
Deposits (end of period)	52,752	57,737	91	52,752	57,442	56,417	57,624	57,737	57,624
Allocated capital (avg.)	7,288	5,154	141	7,761	7,410	6,688	6,113	5,491	5,396
Profit before loan impairment charges as % p.a. of allocated capital	16.3	18.5		16.6	17.1	15.1	18.4	19.3	18.5
Pre-tax profit as % p.a. of allocated capital (ROE)	15.4	18.5		16.3	16.1	13.4	14.8	18.7	17.5
Cost/income ratio (%)	60.2	63.2		58.3	60.1	62.6	58.1	60.9	61.9

- Profit before loan impairment charges up 25%
- Total income up 15%
- Lending growth of 20%
- Improved cost/income ratio

Banking Activities Norway continued to see a healthy trend in business volume and lifted its market shares in the first nine months of 2008.

The upward trend in total income was attributable to the substantial inflow of new customers in recent years, a repricing of the existing loan portfolio owing to the global financial unrest, and the integration on April 1 of Nordania Leasing activities into Banking Activities Norway under the name of Fokus Leasing.

Net interest income rose 22%, primarily through increased lending to corporate customers, repricing of the existing loan portfolio and wider deposit margins.

Net fee income was down 11% owing to a lower level of activity in the capital markets and savings areas.

Income from Fokus Leasing more than compensated for lower income at Fokus Bank's chain of real-estate agents.

Operating expenses rose 10% over the level a year earlier. The rise was owing mainly to stronger activity and the transfer of Nordania Leasing activities to Banking Activities Norway. The increase in income led to an improvement of the cost/income ratio from 63.2% in the first nine months of 2007 to 60.2%.

Measured in local currency, total lending rose 29% over the level a year ago. Retail lending grew 10% in local currency, and corporate lending 43%. Also in local currency, total deposits fell 1% below the figure a year ago. Retail deposits rose 6%, and corporate deposits declined 4%.

On September 30, 2008, Banking Activities Norway's market share of lending was 6.2%, against 5.7% a year earlier, while its share of deposits was 4.5%, against 5.0%.

In spite of the anticipated economic slowdown, Banking Activities Norway expects its business volume to develop reasonably in the remainder of the year, primarily owing to Fokus Bank's good position in the Norwegian market and its well-developed branch network.


BRANCHES
91
EMPLOYEES
1,332
PRE-TAX PROFIT
DKr272m

Banking Activities Northern Ireland

BANKING ACTIVITIES NORTHERN IRELAND (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Net interest income	1,164	1,364	85	372	392	400	438	474	1,802
Net fee income	280	371	75	94	91	95	120	126	491
Net trading income	81	82	99	28	32	21	27	40	109
Other income	15	11	136	4	9	2	4	3	15
Total income	1,540	1,828	84	498	524	518	589	643	2,417
Amortisation of intangible assets	65	332	20	-	-	65	87	104	419
Integration expenses	43	247	17	13	17	13	31	26	278
Other operating expenses	934	1,086	86	323	318	293	325	342	1,411
Operating expenses	1,042	1,665	63	336	335	371	443	472	2,108
Profit before loan impairment charges	498	163	-	162	189	147	146	171	309
Loan impairment charges	226	21	-	143	54	29	10	2	31
Profit before tax	272	142	192	19	135	118	136	169	278
Profit before tax in local currency (£)	28	13	215	2	14	12	11	16	24
Loans and advances (end of period)	66,482	60,845	109	66,482	63,052	58,137	58,803	60,845	58,803
Deposits (end of period)	57,288	59,845	96	57,288	55,845	52,088	56,303	59,845	56,303
Allocated capital (avg.)	2,527	2,465	103	2,457	2,510	2,614	2,526	2,628	2,480
Profit before loan impairment charges as % p.a. of allocated capital	26.3	8.8		26.4	30.1	22.5	23.1	26.0	12.5
Pre-tax profit as % p.a. of allocated capital (ROE)	14.4	7.7		3.1	21.5	18.1	21.5	25.7	11.2
Cost/income ratio (%)	67.7	91.1		67.5	63.9	71.6	75.2	73.4	87.2
Cost/income ratio, excluding total integration expenses (%)	60.6	59.4		64.9	60.7	56.6	55.2	53.2	58.4

- Profit before loan impairment charges up DKr335m
- Lending growth of 24% in local currency
- Cost/income ratio, excluding total integration expenses, maintained at around 60%

Profit before loan impairment charges for the first nine months of 2008 was £52m, against £14m a year ago.

Measured in local currency, net interest income fell 1% because of intense price competition and declining interest rates, among other factors. Net fee income was down 13% in local currency owing to a lower level of activity in the first nine months of 2008.

Loan impairment charges rose to DKr226m, against DKr21m for the same period in 2007. The rise related to a number of corporate facilities within the property segment in particular.

Measured in local currency, lending rose 24% over the level at September 30, 2007, and deposits grew 8%.

In spite of the general economic slowdown, Banking Activities Northern Ireland maintains its favourable outlook for financial results in the light of the bank's strong position in the market and its good ratios and key figures.


Bank
BRANCHES 61
EMPLOYEES 652
PRE TAX PROFIT DKr-363m
MARKET SHARE OF LENDING 4.9%

Banking Activities Ireland

BANKING ACTIVITIES IRELAND (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Net interest income	906	798	114	317	302	287	287	285	1,085
Net fee income	118	134	88	37	39	42	48	41	182
Net trading income	46	51	90	14	18	14	16	13	67
Other income	8	8	100	3	-	5	4	2	12
Total income	1,078	991	109	371	359	348	355	341	1,346
Amortisation of intangible assets	17	76	22	-	-	17	26	25	102
Integration expenses	19	123	15	6	7	6	32	43	155
Other operating expenses	707	648	109	237	228	242	225	213	873
Operating expenses	743	847	88	243	235	265	283	281	1,130
Profit before loan impairment charges	335	144	233	128	124	83	72	60	216
Loan impairment charges	698	56	-	509	155	34	61	28	117
Profit before tax	-363	88	-	-381	-31	49	11	32	99
Profit before tax in local currency (€)	-49	11	-	-51	-4	6	2	4	13
Loans and advances (end of period)	78,717	66,732	118	78,717	75,365	71,836	69,433	66,732	69,433
Deposits (end of period)	25,620	23,307	110	25,620	24,284	23,874	23,982	23,307	23,982
Allocated capital (avg.)	3,133	2,907	108	3,233	3,128	3,035	3,213	3,214	2,984
Profit before loan impairment charges as % p.a. of allocated capital	14.3	6.6		15.8	15.9	10.9	9.0	7.5	7.2
Pre-tax profit as % p.a. of allocated capital (ROE)	-15.4	4.0		-47.1	-4.0	6.5	1.4	4.0	3.3
Cost/income ratio (%)	68.9	85.5		65.5	65.5	76.1	79.7	82.4	84.0
Cost/income ratio, excluding total integration expenses (%)	65.6	65.4		63.9	63.5	69.5	63.4	62.5	64.9

- Profit before loan impairment charges up DKr191m
- Total income up 9%
- Increased loan impairment charges
- Lending growth of 18%

In the first nine months of the year, Banking Activities Ireland continued to feel the effects of the general economic slowdown – particularly in the property segment – as evident in its increased loan impairment charges.

Net interest income rose 14%, mainly because deposit and lending growth remained strong.

Net fee income was down 12%, primarily because of a decline in sales of investment and capital market products.

Operating expenses fell 12%. Excluding total integration expenses, operating expenses rose 9% owing to the expansion of the branch network and a higher level of activity. The cost/income ratio, excluding total integration expenses, remained at about 65%.

Loan impairment charges rose to DKr698m, against DKr56m for the same period in 2007. This increase was owing primarily to a higher level of individual charges against commercial property facilities and collective impairment charges of about DKr90m within the commercial property segment.

Lending rose 18% above the figure at the end of September 2007. Retail lending was up 18% owing mainly to a larger volume of home loans with an average loan-to-value ratio below 55%. Lending to corporate customers also grew 18%. Deposits rose 10%. Retail deposits were up 3%, while corporate deposits grew 21%. At September 30, 2008, Banking Activities Ireland's market share of lending was 4.9%, against 4.8% a year earlier, while its share of deposits was 3.3%, against 3.2%.

Banking Activities Ireland expects business growth to slow down during the remainder of 2008 in step with low economic growth. The unrest in the financial markets, increasing money market rates, falling activity in the construction sector and falling house prices are likely to reduce customer activity and demand for the bank's products. In addition, economic trends are increasingly uncertain, and this situation will adversely affect loan impairment charges.


BRANCHES
48
EMPLOYEES
1,307
PRE TAX PROFIT
DKr191m

Banking Activities Baltics

BANKING ACTIVITIES BALTICS (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Net interest income	465	368	126	140	163	162	169	148	537
Net fee income	123	89	138	43	44	36	43	37	132
Net trading income	72	44	164	2	52	18	22	22	66
Other income	12	11	109	4	4	4	4	2	15
Total income	672	512	131	189	263	220	238	209	750
Integration expenses	41	-	-	27	11	3	5	-	5
Other operating expenses	358	286	125	105	124	129	135	103	421
Operating expenses	399	286	140	132	135	132	140	103	426
Profit before loan impairment charges	273	226	121	57	128	88	98	106	324
Loan impairment charges	82	45	182	41	26	15	9	12	54
Profit before tax	191	181	106	16	102	73	89	94	270
Loans and advances (end of period)	30,146	24,848	121	30,146	29,164	27,833	26,875	24,848	26,875
Deposits (end of period)	12,967	10,512	123	12,967	11,502	11,503	11,557	10,512	11,557
Allocated capital (avg.)	1,473	1,187	124	1,536	1,472	1,409	1,330	1,256	1,223
Profit before loan impairment charges as % p.a. of allocated capital	24.7	28.6		14.8	34.8	25.0	29.5	33.8	28.9
Pre-tax profit as % p.a. of allocated capital (ROE)	17.3	22.9		4.2	27.7	20.7	26.8	29.9	24.1
Cost/income ratio (%)	59.4	55.9		69.8	51.3	60.0	58.8	49.3	56.8
Cost/income ratio, excluding integration expenses (%)	53.3	55.9		55.6	47.1	58.6	56.7	49.3	56.1

PROFIT BEFORE TAX (DKr m)									
Estonia	240	141	170	61	120	59	73	67	214
Latvia	-35	1	-	-18	-17	-	1	2	2
Lithuania	-14	39	-	-27	-1	14	15	25	54
Total Banking Activities Baltics	191	181	106	16	102	73	89	94	270

Comparative figures include the Sampo Bank group as of February 2007.

- Profit before loan impairment charges up 21%
- Lending growth of 21%

Banking Activities Baltics continued to generate business growth in the first nine months of 2008. The consolidation of Sampo Bank for an additional month caused both income and expenses to increase.

Net interest income rose 26% as a result of healthy lending growth.

Income from payment services and trade in foreign-exchange products rose as a result of increased customer activity, lifting total income 31%.

Increasing activity and integration expenses led to a 40% rise in operating expenses.

In the third quarter of 2008, on the basis of a cost analysis, the Group decided to discontinue the migration of Banking Activities Baltics to its shared IT platform. But this will not stop future investments in the Baltic banks and their IT departments and local IT systems. The Group will also continue the business integration of the banks and will market Danske Bank products wherever possible.

Loan impairment charges amounted to DKr82m, against DKr45m for the same period in 2007. The rise is attributable to the overall economic slowdown.

Total lending grew 21%. Lending to retail and corporate customers rose 23% and 20%, respectively. Total deposits grew 23%. Retail deposits were up 29%, while corporate deposits grew 21%.

Economic growth in the Baltic countries is still likely to slow down in the remainder of 2008.


EMPLOYEES
311
PRE TAX PROFIT
DKr388m

Other Banking Activities

OTHER BANKING ACTIVITIES (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Net interest income	271	371	73	87	78	106	110	121	481
Net fee income	52	77	68	11	16	25	24	24	101
Net trading income	32	46	70	12	9	11	18	22	64
Other income	860	1,161	74	197	236	427	508	341	1,669
Total income	1,215	1,655	73	307	339	569	660	508	2,315
Operating expenses	845	1,115	76	195	229	421	429	339	1,544
Profit before loan impairment charges	370	540	69	112	110	148	231	169	771
Loan impairment charges	-18	161	-	-77	-1	60	105	168	266
Profit before tax	388	379	102	189	111	88	126	1	505
Loans and advances (end of period)	24,571	34,123	72	24,571	24,551	34,654	34,398	34,123	34,398
Deposits (end of period)	4,078	4,324	94	4,078	4,175	4,375	4,474	4,324	4,474
Allocated capital (avg.)	1,898	2,258	84	1,698	1,619	2,379	2,310	2,255	2,272
Profit before loan impairment charges as % p.a. of allocated capital	26.0	31.9		26.4	27.2	24.9	40.0	30.0	33.9
Pre-tax profit as % p.a. of allocated capital (ROE)	27.3	22.4		44.5	27.4	14.8	21.8	0.2	22.2
Cost/income ratio (%)	69.5	67.4		63.5	67.6	74.0	65.0	66.7	66.7

PROFIT BEFORE TAX (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Nordania Leasing	114	317	36	29	39	46	155	81	472
Banking Activities Germany	218	16	-	138	56	24	-53	-102	-37
Banking Activities Poland	56	46	122	22	16	18	24	22	70
Total Other Banking Activities	388	379	102	189	111	88	126	1	505

- Profit before tax up 2%

At Nordania Leasing, profit before tax in the first nine months of 2008 was down DKr203m to DKr114m. On April 1, 2008, parts of Nordania Leasing's activities were transferred to Banking Activities Denmark and Banking Activities Norway. This caused a DKr100m fall in profit before tax. Lower earnings on the sale of lease assets, along with higher expenses and increased loan impairment charges, contributed to the decline.

At Banking Activities Germany, profit before tax rose DKr202m owing to the reversal of one large loan impairment charge made previously.

Profit before tax at Banking Activities Poland grew DKr10m. The rise was due primarily to an increase in net interest income owing to high lending growth that more than compensated for the pressure on margins.

Operating expenses at Other Banking Activities were down 24%, mainly because of the transfer of Nordania Leasing activities.

Other Banking Activities expects a higher level of activity in the remainder of 2008.


EMPLOYEES
936
TOTAL INCOME
DKr2,364m
PRE TAX PROFIT
DKr-175m

Danske Markets

DANSKE MARKETS (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Total income	2,364	4,514	52	-76	1,528	912	1,041	1,341	5,555
Operating expenses	1,981	1,949	102	616	624	741	681	585	2,630
Profit before loan impairment charges	383	2,565	15	-692	904	171	360	756	2,925
Loan impairment charges	558	5	-	558	-	-	10	-	15
Profit before tax	-175	2,560	-	-1,250	904	171	350	756	2,910
Loans and advances (end of period)	61,016	62,429	98	61,016	48,606	51,393	61,127	62,429	61,127
Deposits (end of period)	179,911	185,541	97	179,911	253,028	228,510	182,081	185,541	182,081
Allocated capital (avg.)	2,489	1,438	173	2,842	2,480	2,141	2,053	379	1,593
Profit before loan impairment charges as % p.a. of allocated capital	20.5	237.8		-97.4	145.8	31.9	70.1	797.9	183.6
Pre-tax profit as % p.a. of allocated capital (ROE)	-9.4	237.4		-175.9	145.8	31.9	68.2	797.9	182.7
Cost/income ratio (%)	83.8	43.2		-810.5	40.8	81.3	65.4	43.6	47.3

TOTAL INCOME (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Trading activities	4,727	3,350	141	1,402	1,580	1,745	1,069	952	4,419
Proprietary trading	-1,545	253	-	-600	-532	-413	176	-31	429
Group Treasury	-1,162	542	-	-982	350	-530	-353	298	189
Institutional banking	344	369	93	104	130	110	149	122	518
Total Danske Markets	2,364	4,514	52	-76	1,528	912	1,041	1,341	5,555

Comparative figures include the Sampo Bank group as of February 2007.

- Significantly lower pre-tax profit owing to market-value adjustments of bonds
- Satisfactory results for trading activities driven by healthy growth in customer activity in an extremely difficult market
- Fixed-income and equity markets expected to remain highly volatile

The result after loan impairment charges was a loss of DKr175m, against a profit of DKr2,560m for the first nine months of 2007. In the third quarter of 2008, the Group recognised an impairment charge of DKr558m for Lehman Brothers' debt to the Danske Bank Group.

Danske Markets' results must be viewed in the context of the difficult conditions in the financial markets.

The financial crisis deepened in the third quarter and lifted demand for government bonds. This caused credit spreads between government bonds on the one hand and mortgage bonds and similar highly-rated bonds on the other hand to widen. In turn, this resulted in capital losses on the Group's large holdings of short- and long-term mortgage bonds and other bonds.

In the Group's opinion, these credit spread widenings cannot be fully explained by the trend in underlying credit quality.

At the same time, rising money market rates made funding more expensive, while equity prices fell.

Net income from Group Treasury and Proprietary trading in particular suffered under the poor market conditions and was unsatisfactory, declining DKr3.5bn from the level in 2007.

The satisfactory trend in income from trading in fixed-income and foreign-exchange products of the first six months continued in the third quarter.

Danske Markets expects the strong activity to continue throughout 2008. The current financial unrest will have a significant effect on the result for the coming period. In the first part of the fourth quarter, credit spreads continued to widen.



EMPLOYEES 593 | PRE TAX PROFIT DKr634m | SHARE OF NORDIC MARKETS 12%

Danske Capital

DANSKE CAPITAL (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Total income	1,328	1,439	92	419	439	470	514	485	1,953
Amortisation of intangible assets	28	26	108	10	8	10	8	11	34
Other operating expenses	655	633	103	203	224	228	231	226	864
Operating expenses	683	659	104	213	232	238	239	237	898
Profit before loan impairment charges	645	780	83	206	207	232	275	248	1,055
Loan impairment charges	11	-1	-	-6	15	2	-1	-	-2
Profit before tax	634	781	81	212	192	230	276	248	1,057
Loans and advances (end of period)	26,546	25,602	104	26,546	27,692	27,677	27,197	25,602	27,197
Deposits (end of period)	9,739	8,900	109	9,739	11,144	11,211	8,836	8,900	8,836
Allocated capital (avg.)	765	710	108	731	783	781	794	741	731
Cost/income ratio (%)	51.4	45.8		50.8	52.8	50.6	46.5	48.9	46.0
Cost/income ratio, excluding amortisation of intangible assets (%)	49.3	44.0		48.4	51.0	48.5	44.9	46.6	44.2
Assets under management (DKr bn)	552	639	86	552	572	581	623	639	623

Comparative figures include the Sampo Bank group as of February 2007.

- Profit before loan impairment charges down 17%
- Income down 8%
- Reversal of positive business trend due to financial turbulence

Danske Capital's income fell 8% to DKr1,328m. Units outside Denmark accounted for 58% of total income.

The main reason for the fall in income was the turmoil in the capital markets that led to a 14% decline in assets under management. In addition, income as a percentage of assets under management fell slightly because the proportion of equities decreased. Lower trading volume also reduced income from trading activities.

Operating expenses rose 4%. The increase was owing to the consolidation of Sampo Bank for an additional month.

Danske Capital's net sales were adversely affected by the considerable turbulence in the international capital markets that reduced both the value of assets under management and customers' risk appetite. Net sales were a negative DKr9.5bn, with sales to institutional clients of DKr3.3bn and negative sales to retail customers of Danske Capital's Asset Management unit of DKr12.8bn.

Danske Capital's market share of unit trust business in the Nordic region was 12% at the end of September 2008 – the same level as at December 31, 2007. Danske Capital was strongest in Denmark (market share of 34%) and in Finland (market share of 19%).

In 2008, the unit trust business has seen above-benchmark returns in 38% of the funds marketed in Denmark and internationally. Of equity-based funds, 53% saw above-benchmark returns, while returns in bond-based funds were generally below benchmark.

Danske Capital expects its business volume to continue to decline for the remainder of 2008 as a result of the unrest in the financial markets.



EMPLOYEES 953 | NET INCOME DKr-1,330m | TOTAL PREMIUMS DKr16,278m

Danica Pension

DANICA PENSION (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Share of technical provisions	822	783	105	270	282	270	257	257	1,040
Unit-linked business	-29	-8	-	-3	-20	-6	14	12	6
Health and accident business	-101	-88	-	-46	-27	-28	-24	-31	-112
Return on investments	-758	637	-	-290	-81	-387	73	168	710
Financing result	-442	-386	-	-154	-144	-144	-140	-137	-526
Postponed risk allowance	-822	-	-	-270	-282	-270	-	-	-
Net income from insurance business	-1,330	938	-	-493	-272	-565	180	269	1,118
Premiums, insurance contracts	14,279	12,223	117	4,714	4,684	4,881	4,912	3,926	17,135
Premiums, investment contracts	1,999	1,187	168	348	945	706	618	347	1,805
Provisions, insurance contracts	206,042	213,769	96	206,042	207,801	209,816	212,536	213,769	212,536
Provisions, investment contracts	9,761	7,879	124	9,761	10,559	9,680	9,978	7,879	9,978
Customer funds, investment assets									
Danica Traditionel	171,418	182,003	94	171,418	174,577	177,894	181,191	182,003	181,191
Danica Balance	7,453	5,217	143	7,453	6,910	6,119	5,717	5,217	5,717
Danica Link	23,467	24,186	97	23,467	22,820	23,611	24,370	24,186	24,370
Allocated capital (avg.)	5,209	4,886	107	5,217	5,269	5,142	4,884	4,845	4,885
Net income as % p.a. of allocated cap.	-34.0	25.6		-37.8	-20.6	-44.0	14.7	22.2	22.9

- Premiums up 21%
- Booking of risk allowance of DKr822m postponed
- Negative return on *Danica Traditionel* investments of 3.2%

Total premiums rose to DKr16.3bn, or 21% over the level in the first nine months of 2007. Premiums on market-based products sold in Denmark rose 16% to DKr5.8bn.

Net income from insurance business fell from DKr938m in the first nine months of 2007 to a negative DKr1,330m in the first nine months of 2008. The decline was caused by falling equity prices, which led to a negative return on investments. The return on customer funds was a negative 3.2%. Consequently, as in the first half of the year, it was not possible to book the risk allowance. The Group can book the risk allowance of DKr822m at a later date – with no time restrictions – if the return on investments permits.

In Sweden, the growth in premiums in the first half of the year continued in the third quarter, resulting in a total increase of DKr919m over the figure for the first nine months of 2007. Premiums from the new *Depåförsäkring* product stood at DKr985m for the first nine months of the year. In Norway, premiums rose 21% to DKr496m.

In July, Danica began selling life insurance policies in Ireland. The products are marketed through Banking Activities Ireland, but sales were modest.

The return on customer funds invested in *Danica Traditionel* was a negative 3.2% in the first nine months of 2008, against a positive 0.6% in the first nine months of 2007. Since interest rates stand at the same level as at the beginning of the year, the return on customer funds, including a change in additional provisions, was a negative 3.2%, against a positive 3.8% in the first nine months of 2007. The return on equities was a negative 21.8%, whereas the return on bonds, including derivatives, was a positive 1.0%. During the course of 2008, Danica has reduced its equity exposure to 11.2% of total assets.

The collective bonus potential amounted to DKr2.6bn at the end of September, down DKr10.9bn from the end of 2007. Since September 2008, the collective bonus potential has declined further. Beginning on October 28, Danica, in some cases, charges a deduction for customers who wish to surrender their pension schemes.

Danica's financial strength remains good, and it has a solvency ratio of 251%.

The Group assumes that it will not be able to book the risk allowance to income in 2008 because it appears unlikely that equity prices will rise to a sufficient level in the remainder of 2008.


PRE TAX PROFIT
DKr815m

Other Activities

OTHER ACTIVITIES (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Net interest income	-40	-93	-	-69	63	-34	-33	-34	-126
Net fee income	-14	-3	-	-2	-8	-4	-	2	-3
Net trading income	374	206	182	3	317	54	33	93	239
Other income	684	352	194	64	200	420	139	38	491
Total income	1,004	462	217	-4	572	436	139	99	601
Operating expenses	189	283	67	74	180	-65	181	74	464
Profit before loan impairment charges	815	179	-	-78	392	501	-42	25	137
Loan impairment charges	-	-	-	-	-	-	-	-	-
Profit before tax	815	179	-	-78	392	501	-42	25	137

PROFIT BEFORE TAX (DKr m)	Q1-Q3 2008	Q1-Q3 2007	Index 08/07	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Full year 2007
Real property	603	178	-	41	197	365	45	43	223
Own shares	385	192	201	56	264	65	86	89	278
Other, including Group support functions	-173	-191	-	-175	-69	71	-173	-107	-364
Total Other Activities	815	179	-	-78	392	501	-42	25	137

Comparative figures include the Sampo Bank group as of February 2007.

Profit before tax amounted to DKr815m, against DKr179m in the first nine months of 2007. The rise was owing primarily to an increase in net trading income because of the elimination of returns on own shares and proceeds of some DKr420m from property sales.

In accordance with accounting regulations, the return on customer savings invested in Danske Bank shares is recognised in the income statement, while the return on the investment is eliminated in the financial statements. This elimination led to income of DKr385m in the first nine months of 2008, against DKr192m a year earlier.

Income statement – Danske Bank Group

(DKr m)	Q1-Q3 2008	Q1-Q3 2007	Q3 2008	Q3 2007
Interest income	111,018	100,492	37,400	40,436
Interest expense	83,104	76,481	28,222	31,998
Net interest income	27,914	24,011	9,178	8,438
Fee income	8,585	9,265	2,655	3,171
Fee expenses	2,745	2,683	863	997
Net trading income	-4,914	6,080	-2,571	1,441
Other income	3,566	3,122	994	854
Net premiums	14,191	12,137	4,685	3,891
Net insurance benefits	15,117	17,605	4,677	5,394
Income from associated undertakings	280	237	16	63
Profit on sale of associated and subsidiary undertakings	-	-	-	-
Staff costs and administrative expenses	17,220	16,643	5,359	5,340
Amortisation and depreciation	2,295	2,578	701	851
Profit before loan impairment charges	12,245	15,343	3,357	5,276
Loan impairment charges	2,889	260	1,775	255
Profit before tax	9,356	15,083	1,582	5,021
Tax	2,435	3,777	468	1,344
Net profit for the period	6,921	11,306	1,114	3,677
Portion attributable to				
Shareholders of Danske Bank A/S (the "Parent Company")	6,905	11,246	1,100	3,643
Minority interests	16	60	14	34
Net profit for the period	6,921	11,306	1,114	3,677
Earnings per share (DKr)	10.0	16.4	1.6	5.3
Diluted earnings per share (DKr)	10.0	16.4	1.6	5.3

Balance sheet - Danske Bank Group

(DKr m)	Sept. 30, 2008	Dec. 31, 2007	Sept. 30, 2007
ASSETS			
Cash in hand and demand deposits with central banks	18,995	13,861	13,524
Due from credit institutions and central banks	364,847	345,959	313,520
Trading portfolio assets	747,052	652,137	587,228
Investment securities	44,488	37,651	33,309
Assets held for sale	150	59	-
Loans and advances	1,400,277	1,360,413	1,330,492
Loans and advances at fair value	640,524	627,809	614,033
Assets under pooled schemes and unit-linked investment contracts	39,585	40,758	38,792
Assets under insurance contracts	183,908	190,223	192,893
Holdings in associated undertakings	1,105	1,128	984
Intangible assets	28,926	29,296	29,780
Investment property	4,525	4,904	3,863
Tangible assets	9,178	9,312	8,638
Current tax assets	1,039	690	413
Deferred tax assets	627	635	540
Other assets	30,625	34,695	26,753
Total assets	3,515,851	3,349,530	3,194,762
LIABILITIES			
Due to credit institutions and central banks	744,068	677,355	529,209
Trading portfolio liabilities	407,304	331,547	342,458
Deposits	909,360	923,995	911,519
Bonds issued by Realkredit Danmark	480,521	518,693	489,926
Deposits under pooled schemes and unit-linked investment contracts	45,726	50,260	48,143
Liabilities under insurance contracts	206,976	213,419	215,448
Other issued bonds	493,890	402,391	438,809
Current tax liabilities	1,436	1,142	2,386
Deferred tax liabilities	3,375	3,397	3,243
Other liabilities	59,451	63,951	55,688
Subordinated debt	57,597	59,025	56,583
Total liabilities	3,409,704	3,245,175	3,093,412
SHAREHOLDERS' EQUITY			
Share capital	6,988	6,988	6,988
Foreign currency translation reserve	-34	-30	3
Proposed dividends	-	5,940	-
Profit brought forward	99,155	91,325	94,223
Shareholders of the Parent Company	106,109	104,223	101,214
Minority interests	38	132	136
Total shareholders' equity	106,147	104,355	101,350
Total liabilities and equity	3,515,851	3,349,530	3,194,762

Statement of capital - Danske Bank Group

(DKr m)							
Changes in shareholders' equity	Shareholders of the Parent Company						
	Share capital	Foreign currency translation reserve	Proposed dividends	Profit brought forward	Total	Minority interests	Total
Shareholders' equity at January 1, 2008	6,988	-30	5,940	91,325	104,223	132	104,355
Translation of foreign units	-	-439	-	-	-439	-	-439
Foreign unit hedges	-	435	-	-	435	-	435
Tax on entries on shareholders' equity	-	-	-	177	177	-	177
Net gains not recognised in the income statement	-	-4	-	177	173	-	173
Net profit for the period	-	-	-	6,905	6,905	16	6,921
Total income	-	-4	-	7,082	7,078	16	7,094
Dividends paid	-	-	-5,940	109	-5,831	-110	-5,941
Acquisition of own shares	-	-	-	-21,662	-21,662	-	-21,662
Sale of own shares	-	-	-	22,274	22,274	-	22,274
Share-based payments	-	-	-	27	27	-	27
Addition of minority interests	-	-	-	-	-	-	-
Shareholders' equity at September 30, 2008	6,988	-34	-	99,155	106,109	38	106,147
Shareholders' equity at January 1, 2007	6,988	9	5,416	82,713	95,126	46	95,172
Translation of foreign units	-	504	-	-	504	-	504
Foreign unit hedges	-	-510	-	-	-510	-	-510
Tax on entries on shareholders' equity	-	-	-	366	366	-	366
Net gains not recognised in the income statement	-	-6	-	366	360	-	360
Net profit for the period	-	-	-	11,246	11,246	60	11,306
Total income	-	-6	-	11,612	11,606	60	11,666
Dividends paid	-	-	-5,416	100	-5,316	-	-5,316
Acquisition of own shares	-	-	-	-25,008	-25,008	-	-25,008
Sale of own shares	-	-	-	24,778	24,778	-	24,778
Share-based payments	-	-	-	28	28	-	28
Addition of minority interests	-	-	-	-	-	30	30
Shareholders' equity at September 30, 2007	6,988	3	-	94,223	101,214	136	101,350

	Sept. 30, 2008	Dec. 31, 2007	Sept. 30, 2007
Share capital (DKr)	6,988,042,760	6,988,042,760	6,988,042,760
Number of shares	698,804,276	698,804,276	698,804,276
Number of shares outstanding	687,707,526	683,603,250	683,374,667
Average number of shares outstanding (diluted) (period)	686,081,483	684,871,290	685,154,266

Statement of capital – Danske Bank Group

(DKr m)	Sept. 30, 2008	Jan. 1, 2008	Dec. 31, 2007
Solvency			
Shareholders' equity	106,147	104,355	104,355
Revaluation of domicile property	1,706	1,873	1,873
Pension obligations at fair value	650	381	381
Tax effect	-187	-101	-101
Minority interests	3,000	3,017	3,017
Shareholders' equity calculated in accordance with the rules of the Danish FSA	111,316	109,525	109,525
Proposed dividends	-	-5,940	-5,940
Intangible assets of banking business	-29,026	-29,411	-29,411
Deferred tax assets	-402	-499	-499
Deferred tax on intangible assets	1,341	1,464	1,464
Revaluation of real property	-1,173	-1,602	-1,602
Core (tier 1) capital, excluding hybrid core capital	82,056	73,537	73,537
Hybrid core capital	14,481	12,977	12,977
Difference between expected losses and impairment charges	-960	-906	-
Statutory deduction for insurance subsidiaries	-2,351	-2,230	-2,230
Other statutory deductions	-33	-18	-18
Core (tier 1) capital	93,193	83,360	84,266
Subordinated debt, excluding hybrid core capital	36,198	34,714	34,714
Hybrid core capital	1,567	3,477	3,477
Revaluation of real property	1,173	1,602	1,602
Difference between expected losses and impairment charges	-960	-906	-
Statutory deduction for insurance subsidiaries	-2,351	-2,230	-2,230
Other statutory deductions	-33	-18	-18
Capital base	128,787	119,999	121,811
Capital requirement			
Credit risk, IRB approach	42,375	45,040	
Credit risk, standardised approach	18,411	17,471	
Counterparty risk	2,635	2,142	
Total credit risk	63,421	64,653	96,915
Market risk	4,653	5,812	8,117
Operational risk	6,124	5,895	
Capital requirement under Pillar I	74,198	76,359	105,032
Pillar II and transition rules	29,054	18,170	
Total capital requirement	103,252	94,529	105,032
Total risk-weighted assets	927,477	954,483	1,312,906
Core (tier 1) capital ratio, excluding hybrid core capital (%)	8.85	7.70	5.60
Core (tier 1) capital ratio (%)	10.05	8.73	6.42
Solvency ratio (%)	13.89	12.57	9.28

As of 2008, the solvency and core capital ratios are calculated in accordance with the CRD. Solvency and core capital ratios for 2007 are calculated in accordance with the rules of the Danish FSA in force at that time (Basel 1).

Cash flow statement – Danske Bank Group

(DKr m)	Q1-Q3 2008	Q1-Q3 2007
Cash flow from operations		
Net profit for the period	6,921	11,306
Adjustment for non-cash operating items	2,580	6,061
Cash flow from operating capital	-7,228	53,026
Total	2,273	70,393
Cash flow from investing activities		
Acquisition/sale of business units	-129	-19,540
Acquisition/sale of own shares	612	-201
Acquisition of intangible assets	-511	-138
Acquisition/sale of tangible assets	-1,424	-1,345
Total	-1,452	-21,224
Cash flow from financing activities		
Changes in subordinated debt and hybrid core capital	-991	1,102
Dividends	-5,831	-5,316
Change in minority interests	-79	89
Total	-6,901	-4,125
Cash and cash equivalents (beginning of period)	338,327	264,610
Changes in cash and cash equivalents	-6,088	33,774
Acquisition/sale of business units	8	11,270
Cash and cash equivalents (end of period)	332,247	309,654

Notes – Danske Bank Group

Note

1 **Significant accounting policies**

The Danske Bank Group's interim report for the first nine months of 2008 has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, and additional Danish disclosure requirements for interim financial reports of listed financial institutions.

The Group has not changed its significant accounting policies from those followed in Annual Report 2007, which provides a full description of the Group's significant accounting policies.

For a detailed description of the Group's significant risks and external conditions that may affect the Group, see Annual Report 2007 and Risk Management 2007.

The interim report has not been reviewed or audited.

Change in financial highlights
Other Activities previously covered capital costs, including costs for subordinated debt and long-term funding. Beginning on January 1, 2008, these costs are allocated to the relevant business units of the Group. Moreover, income and costs relating to CDS transactions hedging the credit risk of a portfolio of mortgage loans are allocated to Danske Markets.

For the first nine months of 2008, this change raises net interest income by DKr212m and net fee income by DKr314m, but lowers net trading income by DKr526m. Comparative figures have been restated, with the following results for 2007: an increase in net interest income of DKr131m, an increase in net fee income of DKr378m and a decrease in net trading income of DKr509m.

Accordingly, Other Activities now comprises income and expenses relating to real property, Group support functions and the elimination of returns on own shares and bonds.

Change in scope of business units
On January 1, 2008, the Group merged the presentations of its Mortgage Finance and Banking Activities Denmark business units. The presentation of the financial results of the Group's mortgage finance operations in Denmark now corresponds to the presentation of results for such activities outside Denmark. Comparative figures have been restated.

On April 1, 2008, the activities of Nordania Leasing within leasing of real property, construction and agricultural machinery, and capital and IT equipment to customers were transferred from Other Banking Activities to Banking Activities Denmark and Banking Activities Norway. This caused a fall of DKr100m in the profit before tax of Other Banking Activities. Comparative figures have not been restated.

Standards and interpretations not yet in force
The International Accounting Standards Board (IASB) has issued a number of international accounting standards that have not yet come into force. Similarly, the International Financial Reporting Interpretations Committee (IFRIC) has issued a number of interpretations that have not yet come into force.

None of these is expected to materially affect the Group's future financial reporting.

EU adoption of IAS 39 amendments
On October 15, 2008, the EU adopted the IAS 39 amendments issued by the IASB that allow reclassification of trading portfolio bonds and other assets in rare circumstances. Reclassified bonds and other assets are recognised at amortised cost rather than at fair value.

Danske Bank made no reclassification at September 30, 2008, and will consider the new option in the fourth quarter of 2008.

Notes – Danske Bank Group

Note (DKr m)

2 **Business segments, Q1-Q3 2008**

	Banking Activities	Danske Markets	Danske Capital	Danica Pension	Other	Total	Reclassi- fication	Highlights
Interest income	80,994	70,361	1,417	4,929	-46,683	111,018		
Interest expense	61,509	66,869	1,222	325	-46,821	83,104		
Net interest income	19,485	3,492	195	4,604	138	27,914	-8,274	19,640
Net fee income	5,061	172	1,118	-498	-13	5,840	326	6,166
Net trading income	1,124	-1,550	24	-4,708	196	-4,914	8,800	3,886
Other income	1,971	5	1	963	626	3,566	-921	2,645
Net premiums	-	-	-	14,191	-	14,191	-14,191	-
Net insurance benefits	-	-	-	15,117	-	15,117	-15,117	-
Income from equity investments	-	245	-10	-12	57	280	-280	-
Net income from insurance business	-	-	-	-	-	-	-1,330	-1,330
Total income	27,641	2,364	1,328	-577	1,004	31,760	-753	31,007
Operating expenses	15,909	1,981	683	753	189	19,515	-753	18,762
Profit before loan impairment charges	11,732	383	645	-1,330	815	12,245	-	12,245
Loan impairment charges	2,320	558	11	-	-	2,889	-	2,889
Profit before tax	9,412	-175	634	-1,330	815	9,356	-	9,356
Loans and advances, excluding reverse transactions	1,726,063	60,484	26,533	-	-25,236	1,787,844	-	1,787,844
Other assets	206,093	4,187,156	15,829	229,175	-2,910,246	1,728,007	-	1,728,007
Total assets	1,932,156	4,247,640	42,362	229,175	-2,935,482	3,515,851	-	3,515,851
Deposits, excluding repo deposits	601,559	181,152	9,739	-	-1,705	790,745	-	790,745
Other liabilities	1,260,112	4,063,999	31,858	223,966	-2,960,976	2,618,959	-	2,618,959
Allocated capital	70,485	2,489	765	5,209	27,199	106,147	-	106,147
Total liabilities and equity	1,932,156	4,247,640	42,362	229,175	-2,935,482	3,515,851	-	3,515,851
Internal income	10,605	15,058	587	1,650	-27,899	-		
Pre-tax profit as % p.a. of allocated capital (avg.)	17.8	-9.4	110.5	-34.0	-	11.8		
Cost/income ratio (%)	57.6	83.8	51.4	-	-	61.4		
Full-time-equivalent staff (avg.)	14,377	909	570	953	6,967	23,776		

In its financial highlights, the Group recognises earnings contributed by Danske Markets as net trading income and earnings contributed by Danica Pension as net income from insurance business. The Reclassification column shows the adjustments made to the detailed figures in the calculation of the highlights.

Notes - Danske Bank Group

Note (DKr m)

2 **Business segments, Q1-Q3 2007**

(cont'd)

	Banking Activities	Danske Markets	Danske Capital	Danica Pension	Other	Total	Reclassi-fication	Highlights
Interest income	68,027	60,335	1,090	5,300	-34,260	100,492		
Interest expense	50,010	58,833	943	1,040	-34,345	76,481		
Net interest income	18,017	1,502	147	4,260	85	24,011	-5,940	18,071
Net fee income	5,587	267	1,252	-521	-3	6,582	254	6,836
Net trading income	1,093	2,547	43	2,370	27	6,080	-224	5,856
Other income	1,780	11	2	982	347	3,122	-984	2,138
Net premiums	-	-	-	12,137	-	12,137	-12,137	-
Net insurance benefits	-	-	-	17,605	-	17,605	-17,605	-
Income from equity investments	9	187	-5	40	6	237	-237	-
Net income from insurance business	-	-	-	-	-	-	938	938
Total income	26,486	4,514	1,439	1,663	462	34,564	-725	33,839
Operating expenses	15,605	1,949	659	725	283	19,221	-725	18,496
Profit before loan impairment charges	10,881	2,565	780	938	179	15,343	-	15,343
Loan impairment charges	256	5	-1	-	-	260	-	260
Profit before tax	10,625	2,560	781	938	179	15,083	-	15,083
Loans and advances, excluding reverse transactions	1,582,604	62,428	25,595	-	-15,332	1,655,295		1,655,295
Other assets	277,348	3,262,317	13,668	233,658	-2,247,524	1,539,467		1,539,467
Total assets	1,859,952	3,324,745	39,263	233,658	-2,262,856	3,194,762		3,194,762
Deposits, excluding repo deposits	602,479	186,554	8,900	-	-1,125	796,808		796,808
Other liabilities	1,195,425	3,136,753	29,653	228,772	-2,293,999	2,296,604		2,296,604
Allocated capital	62,048	1,438	710	4,886	32,268	101,350		101,350
Total liabilities and equity	1,859,952	3,324,745	39,263	233,658	-2,262,856	3,194,762		3,194,762
Internal income	11,235	12,407	589	1,143	-25,374	-		
Pre-tax profit as % p.a. of allocated capital (avg.)	22.8	237.4	146.7	25.6	-	19.8		
Cost/income ratio (%)	58.9	43.2	45.8	43.6	-	55.6		
Full-time-equivalent staff (avg.)	14,547	873	542	925	6,718	23,605		

In its financial highlights, the Group recognises earnings contributed by Danske Markets as net trading income and earnings contributed by Danica Pension as net income from insurance business. The Reclassification column shows the adjustments made to the detailed figures in the calculation of the highlights.

Notes – Danske Bank Group

Note (DKr m)

3 **Banking Activities, Q1-Q3 2008**

Geographical breakdown	Denmark	Finland	Sweden	Norway	Northern Ireland	Ireland	Baltics	Other	Total
Net interest income	11,240	2,422	1,510	1,507	1,164	906	465	271	19,485
Net fee income	2,959	711	511	307	280	118	123	52	5,061
Net trading income	640	34	82	137	81	46	72	32	1,124
Other income	523	221	39	293	15	8	12	860	1,971
Income from equity investments	-	-	-	-	-	-	-	-	-
Total income	15,362	3,388	2,142	2,244	1,540	1,078	672	1,215	27,641
Operating expenses	7,363	3,000	1,165	1,352	1,042	743	399	845	15,909
Profit before loan impairment charges	7,999	388	977	892	498	335	273	370	11,732
Loan impairment charges	1,035	116	129	52	226	698	82	-18	2,320
Profit before tax	6,964	272	848	840	272	-363	191	388	9,412

Banking Activities, Q1-Q3 2007

Geographical breakdown	Denmark	Finland	Sweden	Norway	Northern Ireland	Ireland	Baltics	Other	Total
Net interest income	10,466	2,057	1,357	1,236	1,364	798	368	371	18,017
Net fee income	3,212	878	480	346	371	134	89	77	5,587
Net trading income	671	17	71	111	82	51	44	46	1,093
Other income	170	130	39	250	11	8	11	1,161	1,780
Income from equity investments	-	9	-	-	-	-	-	-	9
Total income	14,519	3,091	1,947	1,943	1,828	991	512	1,655	26,486
Operating expenses	6,961	2,396	1,107	1,228	1,665	847	286	1,115	15,605
Profit before loan impairment charges	7,558	695	840	715	163	144	226	540	10,881
Loan impairment charges	-194	107	62	-2	21	56	45	161	256
Profit before tax	7,752	588	778	717	142	88	181	379	10,625

Note 3 shows a geographical breakdown of the Banking Activities segment. On April 1, 2008, the activities of Nordania Leasing within leasing of real property, construction and agricultural machinery, and capital and IT equipment to customers were transferred from Other Banking Activities to Banking Activities Denmark and Banking Activities Norway. This caused a fall of DKr100m in the profit before tax of Other Banking Activities. Comparative figures have not been restated.

Notes – Danske Bank Group

Note	(DKr m)

4 **Contingent assets**

On September 15, 2008, the Danish National Tax Tribunal made a decision in an appeal case involving a claim made by the Danske Bank Group against the Danish Tax and Customs Administration for repayment of VAT and financial services employer tax under the rules on partial tax deductibility. The Tribunal substantially found for the Group. The claim, which covers the period from 1995 to 2003, amounts to approximately DKr600m, including interest. The Group will consider revenue recognition when the deadline for bringing the case before the courts expires on December 15, 2008.

5 **Contingent liabilities**

The Group uses a variety of loan-related financial instruments to meet the financial requirements of its customers. These include loan offers and other credit facilities, guarantees and instruments that are not recognised on the balance sheet.

	Sept. 30, 2008	Dec. 31, 2007
Guarantees	106,512	109,242
Other liabilities	200,922	233,080
Total	307,434	342,322

Owing to its business volume, the Danske Bank Group is continually a party to various lawsuits. In view of its size, the Group does not expect the outcomes of the cases pending to have any material effect on its financial position.

A limited number of employees are employed under terms which grant them, if they are dismissed before reaching their normal retirement age, an extraordinary severance and/or pension payment in excess of their entitlement under ordinary terms of employment.

Together with the majority of Danish banks, Danske Bank is participating in the Danish state guarantee scheme adopted by the Danish parliament on October 10, 2008. The scheme runs from October 5, 2008, to September 30, 2010, and includes an unconditional government guarantee for the obligations of Danish banks, except for subordinated debt.

Each bank's share of the state guarantee commission and the guarantee to cover losses is calculated on the basis of the part of the bank's capital base that is allocated to activities covered by the guarantee. Danske Bank's share is expected to be around one third of the total amount, or an annual guarantee commission of DKr2.5bn over the next two years and a loss guarantee of around DKr6bn. Half of the latter amount (DKr3bn) will be payable only if the Danish financial sector's need for capital exceeds DKr25bn.

The banks participating in the state guarantee scheme have agreed not to make dividend payments or buy back own shares during the two-year period.

Notes – Danske Bank Group

Note (DKr m)

6 **Acquisition of subsidiary undertakings**

Breakdown of purchase price	Date of acquisition	Fair value of net assets	Goodwill on acquisition	Acquisition costs	Total purchase price	Included in net profit
Danske Invest Administration A/S, Danske Capital	07.05.08	64	16	6	80	-

On May 7, 2008, the Danske Bank Group acquired the shares of Danske Invest Administration A/S at a price of DKr74m, which equals the shareholders' equity of the company at the end of 2007 plus a premium of DKr10m for know-how. The total purchase price also includes acquisition costs of DKr6m.

If the Group had taken over Danske Invest Administration A/S on January 1, 2008, its profit would have been around DKr0.2m higher and its total income around DKr34m higher.

The goodwill on acquisition totalling DKr16m represents the value of the acquired company's expected profitability that cannot be reliably attributed to individually identifiable assets, including the value of staff, know-how and expected synergies from the integration into the Danske Bank Group.

Costs related to the acquisition of Danske Invest Administration A/S comprise fees paid to legal advisers, auditors, financial advisers and other specialists as well as other direct transaction costs.

Net assets acquired	Fair value at the time of acquisition	Carrying amount before acquisition
Due from credit institutions	9	9
Trading portfolio assets	61	61
Tangible assets	7	7
Other assets	3	3
Total assets	80	80
Other liabilities	16	16
Total liabilities	16	16
Net assets acquired	64	64

The figures were calculated just before the time of acquisition in accordance with the accounting policies of Danske Invest Administration A/S.

Notes – Danske Bank Group

Note (DKr m)

7 **Capital requirements and risk-weighted assets for credit risk exposure**

	Capital requirements		Risk-weighted assets	
	Sept. 30, 2008	Jan. 1, 2008	Sept. 30, 2008	Jan. 1, 2008
Credit risk				
Institutions	4,005	4,143	50,062	51,788
Corporate customers	25,958	30,978	324,469	387,223
Retail customers	8,390	8,031	104,879	100,383
Securitisation	2,539	368	31,732	4,596
Non-credit-obligation assets	1,483	1,520	18,537	18,994
Credit risk, IRB approach	42,375	45,040	529,679	562,984
Governments and other public authorities	42	153	530	1,915
Institutions	302	489	3,779	6,113
Corporate customers	11,238	10,507	140,470	131,341
Retail customers	2,693	2,358	33,662	29,473
Exposures secured on real property	3,177	3,263	39,707	40,792
Other items	959	701	11,990	8,766
Credit risk, standardised approach	18,411	17,471	230,138	218,400
Counterparty risk	2,635	2,142	32,935	26,769
Total credit risk	63,421	64,653	792,752	808,153

Other items comprises the following exposure classes: past due items, covered bonds, securitisation positions and exposures in other items, including non-credit-obligation assets.

Notes – Danske Bank Group

(DKr m)

Risk management

For a detailed description of the Danske Bank Group's risk management practices, see Annual Report 2007 and Risk Management 2007. Both publications are available at www.danskebank.com/ir.

Credit exposure

The Group's credit exposure is calculated on the basis of selected items on and off the balance sheet.

	Sept. 30, 2008	Dec. 31, 2007
Credit exposure relating to lending activities etc.		
Balance-sheet items		
Demand deposits with central banks	13,250	6,813
Due from credit institutions and central banks	364,847	345,959
Loans and advances	1,400,277	1,360,413
Loans and advances at fair value	640,524	627,809
Off-balance-sheet items		
Guarantees	106,512	109,242
Loan commitments <1 year	70,575	97,598
Loan commitments >1 year	129,361	131,940
Total credit exposure relating to lending activities etc.	2,725,346	2,679,774
Credit exposure relating to securities etc.		
Balance-sheet items		
Trading portfolio assets	747,052	652,137
Investment securities	44,488	37,651
Off-balance-sheet items		
Other unutilised commitments	986	3,542
Total credit exposure relating to securities etc.	792,526	693,330
Total credit exposure	3,517,872	3,373,104

Impairment charges

The allowance account comprises all impairment charges against bank loans and advances, mortgage loans, amounts due from credit institutions and central banks, and guarantees.

Individual impairment charges apply to credit facilities in rating categories 9 and 10. Credit facilities held by customers in the other rating categories are subject to collective impairment testing.

Allowance account by type of impairment

	Individual impairment charges	Collective impairment charges	Total impairment charges
At January 1, 2007	3,324	880	4,204
New impairment charges	2,956	1,009	3,965
Reversals of impairment charges from previous periods	2,487	679	3,166
Write-offs debited to allowance account	875	-	875
Foreign currency translation	-5	-5	-10
Other items	662	120	782
At December 31, 2007	3,575	1,325	4,900
New impairment charges	3,888	449	4,337
Reversals of impairment charges from previous periods	1,025	466	1,491
Write-offs debited to allowance account	655	-	655
Foreign currency translation	-18	-6	-24
Other items	76	-51	25
At September 30, 2008	5,841	1,251	7,092

Collective impairment charges include charges made upon the migration of customers between rating categories.

Notes - Danske Bank Group

(DKr m)	Q1-Q3 2008	Q1-Q3 2007
Loan impairment charges		
New impairment charges	4,337	2,762
Reversals of impairment charges from previous periods	1,491	2,402
Write-offs charged directly to income statement	360	173
Received on claims previously written off	317	273
Total loan impairment charges	2,889	260

Loan impairment charges broken down by business unit

Banking Activities Denmark	1,035	-194
Banking Activities Finland	116	107
Banking Activities Sweden	129	62
Banking Activities Norway	52	-2
Banking Activities Northern Ireland	226	21
Banking Activities Ireland	698	56
Banking Activities Baltics	82	45
Other	551	165
Total loan impairment charges	2,889	260

Loan impairment charges (end of period) as % of loans, advances and guarantees broken down by business unit

Banking Activities Denmark	0.09	-0.02
Banking Activities Finland	0.06	0.06
Banking Activities Sweden	0.07	0.04
Banking Activities Norway	0.03	0.00
Banking Activities Northern Ireland	0.33	0.03
Banking Activities Ireland	0.88	0.08
Banking Activities Baltics	0.27	0.18
Total Group loan impairment charges (end of period) as % of loans, advances and guarantees	0.13	0.01

Notes - Danske Bank Group

(DKr m)	Q1-Q3 2008	Q1-Q3 2007
Financial highlights, ratios and key figures		
Financial highlights - Danske Bank Group		
Net interest and fee income	33,903	30,700
Value adjustments	-5,063	5,973
Staff costs and administrative expenses	17,173	16,616
Loan impairment charges etc.	2,889	260
Income from associated undertakings	280	237
Net profit for the period	6,921	11,306
Loans and advances	2,040,801	1,944,525
Shareholders' equity	106,147	101,350
Total assets	3,515,851	3,194,762

Ratios and key figures - Danske Bank Group		
Solvency ratio (%)	13.9	9.3
Core (tier 1) capital ratio (%)	10.0	6.6
Return on equity before tax (%)	8.8	15.2
Return on equity after tax (%)	6.3	11.6
Cost/income ratio (DKr)	1.45	1.88
Interest rate risk (%)	1.5	0.8
Foreign exchange position (%)	1.8	3.7
Exchange rate risk (%)	0.0	0.0
Loans and advances plus impairment charges as % of deposits	224.7	213.4
Gearing of loans and advances (%)	18.5	18.4
Growth in loans and advances (%)	2.9	17.8
Surplus liquidity in relation to statutory liquidity requirement (%)	70.0	86.2
Large exposures as % of capital base	163.5	189.0
Impairment ratio (%)	0.3	0.2
Earnings per share (DKr)	10.0	16.4
Book value per share (DKr)	154.30	148.30
Proposed dividend per share (DKr)	8.50	7.75
Share price (end of period)/earnings per share (DKr)	12.5	12.9
Share price (end of period)/book value per share (DKr)	0.8	1.4

Items in the financial statements are valued in accordance with IFRSs. The ratios and key figures are defined in the executive order on financial reports of credit institutions etc. issued by the Danish FSA.

Statement by the management

The Board of Directors and the Executive Board (the management) have reviewed and approved Danske Bank A/S's interim report for the first nine months of 2008.

The interim report for the first nine months of 2008 has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, and additional Danish disclosure requirements for interim reports of listed financial institutions.

In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities and financial position at September 30, 2008, and of the results of the Group's operations and cash flows for the period starting on January 1, 2008, and ending on September 30, 2008. Moreover, in our opinion, the interim report gives a true and fair view of developments in the Group's activities and financial position and describes the significant risk and uncertainty factors that may affect the Group.

Copenhagen, October 28, 2008

Executive Board

Peter Straarup
Chairman

Tonny Thierry Andersen Chief Financial Officer	Sven Lystbæk Member of the Executive Board	Per Skovhus Member of the Executive Board

Board of Directors

Alf Duch-Pedersen Chairman	Eivind Kolding Vice Chairman	Henning Christophersen
Peter Højland	Mats Jansson	Niels Chr. Nielsen
Sten Scheibye	Majken Schultz	Claus Vastrup
Birgit Aagaard-Svendsen	Helle Brøndum	Charlotte Hoffmann
Per Alling Toubro	Verner Usbeck	Solveig Ørteby

Supplementary information

Conference call

Danske Bank will hold a conference call on October 28, 2008, upon the presentation of its interim report for the first nine months of 2008. The conference call is scheduled for 2.30pm CET and will be transmitted live on www.danskebank.com.

Financial calendar

Danske Bank plans to release its financial reports in 2009 on the following dates:

- Annual Report 2008:
  February 5, 2009
- Annual general meeting:
  March 4, 2009
- Interim Report – First Quarter 2009:
  May 5, 2009
- Interim Report – First Half 2009:
  August 11, 2009
- Interim Report – First Nine Months 2009:
  November 3, 2009

Contacts

Peter Straarup,
Chairman of the Executive Board
Tel. +45 45 14 60 01

Tonny Thierry Andersen,
Chief Financial Officer
Tel. +45 45 14 07 07

Martin Gottlob,
Head of Investor Relations
Tel. +45 45 14 07 92

Useful links

www.danskebank.com/ir
www.sampobank.com
www.danskebank.se
www.fokus.no
www.northernbank.co.uk
www.nationalirishbank.ie
www.rd.dk
www.danskecapital.com
www.danicapension.dk

View Danske Bank's interactive financial statements at www.danskebank.com/financialresultsq308.

END